

Wyeth

Meeting the Challenge ... Leading the Way.

Annual Report 2002

Wyeth at a Glance

Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products and non-prescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.



Centrum
from A to Zinc
Robitussin
DM
Controls COUGHS
Loosens & Relieves CHEST Congestion
Advil
LIQUI-GELS
Liquid Filled Capsules
Enbrel
etanercept
25 mg/vial
Premarin
(conjugated estrogens tablets, USP)
Effexor XR
(venlafaxine HCl)
Extended-Release Capsules
West Nile Virus Vaccine
Killed Virus
Fort Dodge Animal Health
Rapamune
Oral Solution 1 mg/mL
Rx only
ALTACE
ramipril capsules
PROTONIX
40
Meningitec
LOETTE
SMA GOLD
Fórmula láctea de inicio con AA y DHA y alfa-proteína
PARA LACTANTES
Coagulation Factor IX (Recombinant)
BeneFix
Plasma-Free, Albumin-Free
Manufactured by:
Genetics Institute, Inc.
Cambridge, MA 02140-2387, USA
US License No. 1163
ReFacto
Antihemophilic Factor
Pneumococcal 7-valent Conjugate Vaccine
(Diphtheria CRM197 Protein)
Prevnar
ZOSYN

Contents

On the Cover:
Derek Cole, Ph.D., is one of the accomplished Wyeth Research scientists featured in this report for their outstanding contributions to Wyeth's research programs. Dr. Cole's efforts have significantly enhanced Wyeth's capabilities in combinatorial chemistry and have supported the discovery of a new therapeutic approach for anxiety disorders.

Message to Stockholders

The year 2002 was one of strong contrasts for Wyeth, marked both by great successes and by major challenges. The Company's revenue rose to a record level this year, reaching nearly $14.6 billion. The *Effexor* family – Wyeth's novel antidepressants – exhibited rapid growth and surpassed $2 billion in global sales for the year. Our proton pump inhibitor (PPI), *Protonix*, exceeded $1 billion in annual sales after just three years on the U.S. market. Wyeth Consumer Healthcare received regulatory approval for several new products, including *Alavert*. The Company also substantially improved its balance sheet while, at the same time, investing almost $2.1 billion in research and development and another $1.9 billion primarily in facilities to expand our supply of important medicines and vaccines.



Robert Essner,
Chairman, President and
Chief Executive Officer

These achievements were attained despite events that negatively impacted the Company's business. In July, the announcement of unexpected results from the Women's Health Initiative (WHI)

Financial Highlights

Years Ended December 31, (In thousands except per share amounts)	2002	2001
Net Revenue	$14,584,035	$13,983,745
Income before Unusual Items*	2,962,581	2,900,294
Diluted Earnings per Share before Unusual Items*	2.22	2.18
Net Income	4,447,205	2,285,294
Diluted Earnings per Share	3.33	1.72
Dividends per Common Share	0.92	0.92
Total Assets	25,994,949	22,967,922
Stockholders' Equity	8,155,912	4,072,573

* For identification of each specific unusual item occurring in 2002 and 2001, refer to "2002, 2001 and 2000 Unusual Transactions" on page 58 within Management's Discussion and Analysis of Financial Condition and Results of Operations.

study involving *Prempro* led to a decline in sales for the *Premarin* family of products. At the same time, manufacturing problems with *Prevnar* kept us from meeting the demand for this important product. Coupled with disappointing sales from our consumer health care and animal health businesses, these events held our growth to levels well below those we had projected for 2002. As a result, we made a number of difficult decisions. We reduced the size of our workforce and instituted companywide cutbacks in expenses as well as cost-saving measures. These steps were not easy – but essential – and were dealt with in a manner consistent with Wyeth's values.

The difficulties of 2002 were handled with the professionalism, resilience and integrity that are our hallmarks. Wyeth is a strong company, rich in opportunities for growth, and our talented people continue to move our business forward with energy and determination.

Results of Operations

Wyeth's worldwide net revenue for 2002 was nearly $14.6 billion, an increase of 4 percent over 2001. Net income and diluted earnings per share – including unusual items – were $4.4 billion and $3.33, respectively. This compares favorably with net income and diluted earnings per share of $2.3 billion and $1.72, respectively, in 2001.

In 2002, the Company recorded an after-tax charge of $910 million to increase the reserve for the litigation involving *Redux* and *Pondimin*. The 2001 results included an after-tax charge of $615 million related to this litigation. In the third quarter of 2002, Wyeth recorded a gain of $2.6 billion related to the acquisition of Immunex Corporation by Amgen Inc. During the fourth quarter of 2002, the Company sold a portion of the Amgen shares it received from the acquisition and recorded gains of $1.5 billion for the stock sales. In addition, Wyeth recorded an after-tax special charge of $234 million in the fourth quarter for restructuring and other expenses related to its cost-reduction programs. Excluding the after-tax goodwill amortization of $153.9 million ($0.12 per share diluted) from the 2001 full year results, as

Sales of Effexor and Effexor XR, Wyeth's novel antidepressants, grew strongly in 2002.

ONCE-DAILY
VENLAFAXINE
EFFEXOR XR
EXTENDED RELEASE CAPSULES
NDC 0008-0833-04
75 mg
venlafax

well as the unusual items identified above, net income and diluted earnings per share for the 2002 full year decreased 3 percent to $2,962.6 million and $2.22, respectively, compared with $3,054.2 million and $2.30, respectively, in the 2001 full year.

In January 2003, Wyeth sold its remaining Amgen shares and recorded an after-tax gain of $559 million in the first quarter.

Wyeth Pharmaceuticals

Worldwide net revenue for Wyeth Pharmaceuticals increased 7 percent in 2002 to $11.7 billion. Several of Wyeth's core products recorded substantial sales increases for the year. Leading the way was the *Effexor* family of products, which surpassed $2 billion in worldwide annual sales – an increase of 34 percent, or $530 million, over 2001. *Effexor* XR was among the fastest growing antidepressants in the United States during 2002. International sales also were strong, with the *Effexor* family growing twice as fast as international market leaders and becoming the number one antidepressant in the United Kingdom and Brazil. In addition, the list of approved indications for *Effexor* XR was expanded in February 2003 with the U.S. approval for the treatment of Social Anxiety Disorder. We expect the *Effexor* family to continue to grow rapidly in 2003, as it remains on track to exceed sales of $3 billion in 2004.

Another key Wyeth product experiencing rapid growth in 2002 was *Protonix*, a proton pump inhibitor indicated for the treatment of gastroesophageal reflux disease. Marketed by Wyeth in the United States under license from ALTANA AG, *Protonix* exceeded the $1 billion mark in U.S. annual sales in 2002, an increase of 91 percent over the previous year. In just three years, *Protonix* has captured more than 15 percent of the highly competitive PPI market and now has the greatest access and reimbursement in managed care formularies. *Protonix* is expected to experience continued strong growth in 2003.

Altace, an angiotensin-converting-enzyme (ACE) inhibitor, co-promoted in the United States by Wyeth and King Pharmaceuticals, Inc., experienced substantial growth in sales, increasing 69 percent in 2002 to $480 million. *Altace* is the number one prescribed branded ACE inhibitor in the United States among cardiologists.

More than 16,000 new patients began taking Enbrel in the fourth quarter of 2002 to help control the pain, swelling and joint damage of rheumatoid arthritis.

Sales of *Rapamune*, our novel immunosuppressant, increased 85 percent to nearly $130 million in 2002. We expect *Rapamune* to maintain steady growth in 2003. In addition, we expect to receive alliance revenue from the use of sirolimus, the active ingredient in *Rapamune*, with the anticipated approval in the United States of the CYPHER Stent from Cordis Corporation. The CYPHER Stent is coated with sirolimus to reduce restenosis (reblockage) in patients who receive stents during coronary procedures.

Another Wyeth innovation, rhBMP-2 – a recombinant protein that induces targeted bone growth – was approved for commercial use in the United States, Canada and Europe in 2002. In the United States and Canada, INFUSE was introduced by Medtronic Sofamor Danek, Wyeth's licensee in the development and marketing of rhBMP-2 products. INFUSE uses rhBMP-2 on an absorbable collagen sponge in combination with a spinal fusion device to treat spinal degenerative disc disease. Additionally, Wyeth received regulatory approval in Europe to market *InductOs* – rhBMP-2 on an absorbable collagen sponge – for the treatment of acute tibia fractures in adults.

Offsetting the substantial success enjoyed by these products were declines in the sales of several major products.

In July 2002, the National Institutes of Health announced that it was discontinuing a portion of the WHI study, which assessed the value of combination estrogen plus progestin therapy – specifically, Wyeth's *Prempro* – in the prevention of certain diseases. Another portion of the WHI study evaluating estrogen-alone therapy – using Wyeth's *Premarin* – remains ongoing.

The discontinued study found that combination estrogen plus progestin therapy increased the risk of certain cardiovascular events and, over time, increased the risk of breast cancer. The study also found that combination estrogen plus progestin therapy reduced the risk of hip and other fractures and reduced the risk of colon cancer. The decision to stop the study was based on predefined boundaries for certain risks and the determination of an overall lack of predefined long-term benefits.

Following the publication of the WHI findings, global sales for the *Premarin* family of products were down 21 percent in the fourth quarter of 2002 and were down 9 percent for the year.

In January 2003, the U.S. Food and Drug Administration (FDA) approved new class labeling, generalizing the WHI findings to all postmenopausal estrogen and estrogen plus progestin therapies and refining the product indications. Previously, in August 2002, Wyeth had implemented interim labeling, detailing the safety findings from the WHI study.

In February 2003, the Company announced receipt of two draft manuscripts for review concerning data from the Women's Health Initiative Memory Study (WHIMS). A substudy of the WHI, WHIMS evaluated the use of estrogen plus progestin therapy on the development of dementia and mild cognitive impairment in a subset of women age 65 and older. Preliminary analyses of WHIMS suggest certain negative findings in a small percentage of this older population, in which women were at least 15 years older than the typical newly menopausal woman.


NDC 0005-1970-67
Pneumococcal 7-valent Conjug
(Diphtheria CRM197 Protei
Prevnar®
FOR INTRAMUSCULAR USE ONLY
℞ only
5 X 0.5 mL Vials
CONTAINS NO PRESERVATIVE
Prevnar protects infants and toddlers from certain pneumococcal bacteria that can cause life-threatening meningitis and blood infections.

The findings from the discontinued estrogen plus progestin portion of the WHI study have contributed significantly to our knowledge of hormone therapy and have clarified the appropriate use of these products. However, the WHI study was not designed to assess the FDA-approved indications for hormone therapy, namely, the relief of menopausal symptoms – the primary reason women initiate hormone therapy – and the prevention of postmenopausal osteoporosis.

Wyeth continues to be strongly committed to women's health, and we expect *Premarin*, *Prempro* and *Premphase* to remain important treatment options. Further, the FDA has indicated that it is progressing in its review of Wyeth's pending application for lower-dose versions of *Premarin* and *Prempro*, and we expect that these products will be approved in 2003.

Manufacturing issues that created shortages in supply impacted two important products – *Enbrel* and *Prevnar*. *Enbrel*, a breakthrough treatment for rheumatoid arthritis that Wyeth co-promotes in North America with Amgen and for which Wyeth has exclusive international rights, had combined sales of $938 million in 2002, below our sales expectations due to supply constraints. However, a new Amgen manufacturing facility in Rhode Island, which nearly doubles the manufacturing capacity of *Enbrel*, received FDA approval in December 2002. We expect that *Enbrel* sales will continue to climb, reaching approximately $1.2 billion - $1.4 billion in the United States. Wyeth also expects to increase its international sales of *Enbrel* significantly this year due to this increased supply.

Prevnar, Wyeth's innovative vaccine for invasive pneumococcal disease, experienced a sales decrease in 2002 because of specific short-term production issues. Global sales totaled $648 million, down 19 percent compared with 2001. We took a number of steps during the year to improve manufacturing capacity for *Prevnar*, and these efforts already are showing results. In the fourth quarter of 2002, Wyeth had record sales for the vaccine, with more than 4.7 million doses distributed. As other production improvements are completed, there is substantial opportunity for growth.

Wyeth Research

Wyeth continues to invest heavily in research and development to support the Company's growth and to maintain a steady flow of new products in the years ahead. Our research expenditures grew to nearly $2.1 billion in 2002, and we expect to increase that amount again in 2003.

Part of that investment has funded programs to increase the productivity of our discovery and development programs. This commitment to innovation and efficiency already is yielding dividends. In the past two years, Wyeth scientists have surpassed their goals and added 24 first-in-class or best-in-class compounds into our pipeline. In addition, Wyeth submitted 11 Investigational New Drug applications to the FDA in 2002 for novel treatments addressing a range of serious diseases, including Alzheimer's disease, cancer and hepatitis C.

In partnership with MedImmune, Inc., we anticipate receiving regulatory approval in 2003 for *FluMist*, the first and only influenza vaccine delivered as a nasal mist to be licensed in the United States. Additional approvals are expected for low-dose *Premarin* and *Prempro*.


PROTONIX
(pantoprazole sodium)
Delayed-Release Tablets
40 mg
PROTONIX I.V.
40 mg

Wyeth's proton pump inhibitor, Protonix, exceeded $1 billion in annual sales after just three years on the U.S. market.

New OTC products include Alavert – an orally disintegrating tablet providing non-drowsy 24-hour allergy relief – and Advil Allergy Sinus – the first three-ingredient product containing ibuprofen.


NEW!
allergy
ALAVERT
Non-Drowsy* Allergy Relief
24-Hour Relief of
Advil
ALLERGY SINUS

We continue to leverage our scientific knowledge and resources to explore a wide range of innovative approaches for inflammatory diseases, cancer, infectious diseases, aging, women's health care and other therapeutic areas. Some of Wyeth's exciting projects, and the people behind them, are highlighted on pages 9-21 of this report.

Wyeth Consumer Healthcare

Global sales for Wyeth Consumer Healthcare decreased about 3 percent in 2002, to approximately $2.2 billion. Strong sales in Europe were offset by a decrease in the United States and Latin America. Sales of multivitamins continued to grow, while cough and cold products sales declined.

In 2002, Wyeth Consumer Healthcare received regulatory approval for several new products, including *Alavert*, the first over-the-counter (OTC) non-sedating antihistamine competitor to Claritin, and *Advil* Allergy Sinus, the first three-ingredient product containing ibuprofen.

Wyeth Consumer Healthcare has a strong portfolio of well-known and trusted brands, including *Advil*, *Centrum*, *Robitussin*, *Caltrate*, *Chap Stick*, *Preparation H* and *Dimetapp*. All of these brands either are number one or number two in their product categories in the United States.

With the strength of these brands and the addition of new products, the division is poised for growth in 2003.

Fort Dodge Animal Health

Wyeth's Fort Dodge Animal Health Division recorded net sales of $653 million in 2002, down 16 percent compared with 2001. The decline was the result of lower-than-anticipated sales and higher-than-expected returns of *ProHeart* 6, a canine heartworm treatment, as well as continued weakness in global livestock markets and reductions in customer inventories.

Sales increased substantially in 2002 for Fort Dodge's first-in-class *West Nile – Innovator*, a vaccine for horses. This vaccine has gained rapid acceptance in the United States, and we anticipate continued strong growth for this product in 2003.

Fort Dodge launched another novel animal vaccine – *Fel-O-Vax* FIV – in the United States in 2002. The vaccine was approved for the prevention of a serious immunodeficiency disease in cats.

Inside Wyeth

John R. Stafford, my predecessor as Chairman, President and CEO, announced his retirement from Wyeth, effective December 31, 2002, after 32 years of service to the Company. Some of his many accomplishments are highlighted on pages 7-8 of this report. Mr. Stafford left an indelible impression on Wyeth and the pharmaceutical industry, and his vision and leadership helped shape Wyeth into the global leader it is today.

In June 2002, Wyeth announced the retirement of L. Patrick Gage, Ph.D., Senior Vice President, Science and Technology, and President of Wyeth Research. Dr. Gage played a key role in expanding the Company's discovery research programs and directing the development of numerous innovative therapies. Additionally, John B. Adams, Vice President, Corporate Development, retired in November 2002.

Also in June 2002, Kenneth J. Martin was promoted to Executive Vice President and Chief Financial Officer, Wyeth; Bernard J. Poussot to Executive Vice President, Wyeth, and President of Wyeth Pharmaceuticals; Joseph M. Mahady to Senior Vice President, Wyeth, and President, North America, of Wyeth Pharmaceuticals; Robert R. Ruffolo, Jr., Ph.D., to Senior Vice President, Wyeth, and President of Wyeth Research; and Robert N. Power, to President, International, of Wyeth Pharmaceuticals.

Earlier in 2002, David A. Manspeizer was elected Vice President – Intellectual Property and Associate General Counsel. In January 2003, John C. Kelly was promoted to Vice President – Finance Operations.

We note with sadness the passing in 2002 of Bernard Canavan, M.D., who was President of American Home Products Corporation from 1990-1994. Dr. Canavan served the Company for 25 years in a number of key positions and made substantial contributions to its evolution into a major research-based pharmaceutical company.

Meeting the Challenge

Looking ahead to my first year as Chairman, President and CEO of Wyeth, our plans to achieve growth in 2003 are clear. Efforts to secure a reliable supply of products will continue to be a priority. To strengthen our *Premarin* franchise, we anticipate approval of a low-dose formulation later in the year. We also anticipate regulatory approval of *FluMist* and expect outstanding performances from *Effexor* XR, *Protonix*, *Prevnar*, *Enbrel* and other innovative products. In the OTC area, we plan to launch additional formulations of *Alavert* to establish it as a premier brand. Finally, to ensure long-term growth, our R&D investment – with major funding for our three discovery platforms – will continue to grow in 2003.

Wyeth is a great organization – whose mission, vision and values are clear. Our products are world class and our people extraordinary. We have been tested more than most, and each time we have rebounded with a determination that propels us to greater success. On behalf of the Board of Directors, I thank Wyeth's dedicated employees for their hard work, determination and commitment to making Wyeth the world's best pharmaceutical company.



Robert Essner,
Chairman, President and Chief Executive Officer

March 3, 2003



"Under his leadership ... AHP was transformed into one of the world's foremost innovation-based companies."

A Tribute to John R. Stafford

On December 31, 2002, John R. (Jack) Stafford retired as Chairman of the Board of Wyeth – bringing to a close a remarkable career with Wyeth that spanned more than 30 years. Under Stafford's leadership, Wyeth grew to become one of the world's leading research-based pharmaceutical companies whose innovative products improve the quality of life for millions of people worldwide.

Vision, Leadership and Integrity

1986 Net Revenue
$4.9 billion


Pharmaceuticals 43%
Consumer Healthcare 17%
Food and Confectionary 19%
Medical Supplies and Diagnostic Products 9%
Household Products 12%

2002 Net Revenue
$14.6 billion


Consumer Healthcare 15%
Pharmaceuticals 85%

Jack Stafford joined American Home Products Corporation (AHP) – now Wyeth – in 1970 as General Counsel at age 32, one of the youngest persons to hold this position at a major company. Within two years, Jack was named Vice President of AHP and in 1981 became President of the Company. He was elected Chairman, President and Chief Executive Officer in 1986.

At that time, AHP was a diversified holding company. Its product portfolio included well-known household and food brands – such as *Woolite, Pam, Chef Boyardee, Brach's* candies and *Easy Off* oven cleaner – in addition to the Wyeth and Ayerst prescription pharmaceutical businesses and the Whitehall over-the-counter (OTC) medicine business. Sales for the products unrelated to health care accounted for a large portion of the Company's revenue, and, although AHP was successful, it was Stafford's vision that the Company's greatest potential for growth was in prescription and OTC medicines. He began to implement a


Research & Development
$ millions
2,080
1,688
1,355
369
227
'86 '90 '95 '00 '02

well-calculated, evolutionary restructuring that ultimately would transform AHP into a first-tier health care company.

To realize this vision, most of the non-core businesses were divested during the next few years, and the Company undertook a series of strategic acquisitions in the pharmaceutical industry. A.H. Robins was acquired in 1989. This brought to AHP many premier brands, including *Robitussin*, *Dimetapp* and *Chap Stick*. Together with *Advil* – which, under Stafford's leadership, became the most successful Rx-to-OTC switch in the industry's history – these products greatly expanded the Company's presence in the OTC marketplace.

In 1992, AHP acquired a majority interest in Genetics Institute, a highly respected biotechnology company that AHP purchased completely in 1996. This investment moved the Company to the forefront of the biopharmaceutical revolution.

The most significant addition to the Company came in 1994 with the nearly $10 billion acquisition of American Cyanamid. This brought to AHP one of the world's leading vaccine research programs, a number of important pharmaceutical and consumer health products, and a majority interest in Immunex, a leading biotechnology company that was developing *Enbrel* – a breakthrough treatment for rheumatoid arthritis.

While acquisition and divestiture were key parts of Stafford's strategy for health care leadership, these alone would not have been successful had he not built up the Company's internal research and development organization. Under his leadership, investment in R&D grew dramatically, and AHP was transformed into one of the world's foremost innovation-based companies.

Today, Jack Stafford's legacy is a global company with 2002 revenue of nearly $14.6 billion. R&D investment has increased from $227 million in 1986 to more than $2 billion in 2002, and the Company now is at the leading edge of pharmaceutical research in three technology platforms: small molecules, biopharmaceuticals and vaccines.

Jack Stafford's strategic vision, competitive spirit and tireless efforts during the past 32 years have brought to Wyeth a foundation for growth and success upon which we can build and expand our leadership.

1984 launch of Advil


INTRODUCING THE MOST SIGNIFICANT DEVELOPMENT IN PAIN RELIEF IN 29 YEARS.
Advil


An Expanded Commitment to Health Care
American Home Products Acquires A.H. Robins
Robitussin
DM

1989 acquisition of A.H. Robins


AMERICAN CYANAMID COMPANY

1994 acquisition of Cyanamid



1993 relocation of global headquarters to Madison, N.J.

Meeting the Research Challenge

Wyeth is leveraging its broad scientific resources in small molecules, biopharmaceuticals and vaccines to discover innovative therapies for global health care needs.



Heather Harris, Ph.D., led a Discovery team that greatly expanded Wyeth's knowledge about the biological activity of estrogen receptor beta. The team's work led to the development of a novel compound that selectively targets this receptor and holds the potential to be an important new therapy for serious inflammatory diseases.







Left: Chia-Cheng Shaw, Ph.D., led the way in developing an efficient and cost-effective chemical synthesis process for the production of CCI-779, a novel Wyeth compound that currently is undergoing clinical trials both as a cancer therapy and as an anti-inflammatory agent.

Right: Tami Golden, of Iselin, N.J., takes Enbrel *for the symptoms of rheumatoid arthritis (RA).* Enbrel *helps control the pain, swelling and joint damage caused by RA.*

Innovative Therapies for Global Needs

Wyeth Research's vision is to be the most productive global R&D organization in the industry, combining innovative science and technology with the talents of our people to create breakthrough therapies. Our depth of scientific resources in small molecules, biopharmaceuticals and vaccines gives Wyeth the unique ability to take multiple approaches to discovering and developing new preventatives and treatments for significant health care needs worldwide. These capabilities – combined with substantial investments to optimize research productivity – give Wyeth great potential to introduce a steady stream of novel therapies in the years ahead.

Highlighted here are some of the groundbreaking research efforts under way at Wyeth today. While not all of these efforts will result in marketed medicines, they clearly demonstrate how our research and development teams are leveraging the latest scientific advances to explore new approaches in inflammatory diseases, oncology, infectious diseases, aging and women's health care.

Alleviating Inflammatory Diseases

Wyeth's research into inflammatory diseases builds on the success of *Enbrel*, which helps control the pain, swelling and joint damage caused by rheumatoid arthritis (RA). In 2002, *Enbrel* was approved in both the United States and the European Union for the treatment of a related condition called psoriatic arthritis, a chronic inflammatory disease with both joint and skin manifestations. An additional regulatory application for *Enbrel* was filed in early 2003 for ankylosing spondylitis (arthritis of the spine), and a further filing for the treatment of moderate to severe psoriasis is expected later this year.

Other promising development projects are under way at Wyeth that utilize a variety of mechanisms to treat inflammatory diseases. One potential therapy currently in Phase II clinical trials is rhIL-11, a recombinant human protein being studied for the treatment of Crohn's disease and ulcerative colitis. These rhIL-11 trials also are noteworthy because they utilize a novel oral formulation to deliver therapeutic proteins, which previously required administration by injection.

Several small molecule treatments are in early development for inflammatory diseases. Wyeth is exploring several compounds that inhibit $cPLA_2$, an enzyme found on cell membranes that produces arachidonic acid – a substance thought to contribute to the pain and inflammation of RA and osteoarthritis. Phase I trials also are under way for CCI-779, a cell cycle inhibitor that was developed in Wyeth's oncology research program. This compound has been shown to be a potent inhibitor of lymphocyte activation and is being studied for its ability to suppress certain inflammatory responses that characterize autoimmune diseases such as RA.


LOVE
B.O.B.

Left: Michelle Keane, of Collegeville, Pa., takes Mylotarg, Wyeth's novel chemotherapy for relapsed acute myeloid leukemia in patients over age 60. Mylotarg delivers a powerful antitumor agent directly to leukemic cells.

Right: Jeremy Levin, Ph.D., helped bring Wyeth to the forefront of research into compounds that target matrix metalloproteinases and related enzymes – a treatment approach that holds tremendous potential in a variety of therapeutic areas, including musculoskeletal disorders, metabolic/respiratory diseases and neuroscience.

Projects earlier in development are TMI-005 and SIM-916, which inhibit multiple processes involved in RA symptoms and joint damage.

Targeting Cancer

The strength and proficiency of Wyeth's oncology research program are exemplified by *Mylotarg*, our novel chemotherapy agent for relapsed acute myeloid leukemia in patients over age 60. *Mylotarg* uses monoclonal antibody technology to deliver a powerful antitumor agent directly to leukemic cells. Wyeth is applying this unique technology to develop additional antibody-targeted chemotherapy products. The most advanced of these compounds, CMC-544, is expected to begin clinical trials this year for the treatment of non-Hodgkin's lymphoma. Solid tumors also are being targeted with similar monoclonal antibody chemotherapeutic therapies.

Other oncology research projects under way at Wyeth are taking a different approach by exploring therapies that inhibit the growth of tumors. Included among such non-cytotoxic compounds are cell signaling pathway inhibitors that target the actions of various receptors on the surface of cancer cells involved in signaling cells to grow and divide. For example, CCI-779 targets a protein called mTOR that controls a number of cell growth functions. It currently is in Phase II trials for renal cell carcinoma and breast cancer and is being evaluated by the National Cancer Institute for several other cancers. Phase I trials are being conducted on another signaling pathway inhibitor – EKB-569 – which targets an epidermal growth factor receptor on the cell surface.

Our pipeline of oncology therapies is one of the most extensive in the industry.

Research also is progressing on a group of cytotoxic therapies designed to interfere with cancer cell division by blocking various mechanisms within the cells. One promising therapy, MAC-321, is a taxane analog licensed through Wyeth's collaboration with Taxolog, Inc. It appears to interfere with the function of microtubules within a cell that are critical to cell division. This compound is undergoing Phase II trials as a first- and second-line treatment for non-small cell lung, colorectal and metastatic breast cancers. Another novel antimicrotubule agent, HTI-286, has undergone Phase I trials for non-small cell lung cancer.

By taking multiple scientific approaches to developing effective cancer therapies, Wyeth has assembled one of the most diverse oncology pipelines in the industry.



Wyeth



Left: Edward Kerns guided a major effort to create and implement an innovative pharmaceutical profiling program that is allowing Wyeth's Chemical Sciences group to more quickly analyze the properties of potential new compounds and select the best candidates for further development.

Right: Michelle Velazquez, shown here with her father, Rafael, of Palo Alto, Calif., is protected against a number of serious illnesses thanks to Prevnar, Wyeth's novel childhood vaccine for invasive pneumococcal disease.





Controlling Infectious Diseases

Wyeth's research efforts to combat infectious diseases take a broad, multi-path approach. Wyeth has antibacterial and antiviral products in development to control serious infectious diseases and also is a world leader in vaccine research and technology designed to prevent and eliminate significant bacterial and viral diseases.

Our leading antimicrobial, *Zosyn*, is a broad-spectrum antibiotic used in hospitals to treat a variety of serious bacterial infections. While *Zosyn* has been on the market for nearly 10 years, Wyeth continues to expand the approved indications for this product. In 2002, we filed a supplemental New Drug Application in the United States for the treatment of nosocomial (hospital-acquired) lower respiratory tract infections. Additionally, Wyeth has a new broad-spectrum antibacterial – tigecycline – in Phase III trials. Tigecycline is particularly notable because it demonstrates efficacy against different strains of bacteria that have developed resistance to other antibiotics – a serious medical issue today. Tigecycline also is showing promising results against serious gram-positive and gram-negative pathogens that are associated with intra-abdominal, skin structure and lower respiratory tract infections as well as other atypical pathogens specifically associated with lower respiratory tract infections. Wyeth is pursuing a number of specific indications for tigecycline, with the first regulatory submissions anticipated in late 2004.

Wyeth is developing an exciting antiviral treatment for hepatitis C (HCV), a major global health problem. The World Health Organization estimates that more than 170 million people worldwide are chronically infected with HCV and that 3 million - 4 million people are newly infected each year. While a variety of therapies currently is used to help fight HCV infections, there are no antiviral treatments available that cure the disease. In conjunction with our partner – ViroPharma –

Wyeth is developing antibacterials, antivirals and vaccines to control serious infectious diseases.

Wyeth is advancing an HCV antiviral called HCV-371 on an accelerated development schedule. Phase I trials began in December 2002. If successful, the accelerated schedule could result in registration of the product in four to five years.

Wyeth's vaccine research programs also are focused on global health issues involving infectious diseases, primarily in the areas of respiratory infections, sexually transmitted diseases (STD) and nosocomial infections. The impact that vaccines can

Working as a Team

One of Wyeth's core values is collaboration – working together as a team to achieve success. That cooperative spirit is exemplified by the Src Kinase research team, which overcame significant scientific challenges to discover, within a single year, new Src Kinase inhibitors with therapeutic potential in two therapeutic areas – Neuroscience and Oncology.





Pictured here are team members (front row, left to right) Judy Lucas; Fei Ye; Biqi Wu; Frank Boschelli, Ph.D.; Diane Boschelli, Ph.D.; Margaret Zaleska, Ph.D.; and Carlo Etienne; (back row, left to right) Ana Carolina Barrios Sosa, Ph.D.; Kevin Pong, Ph.D.; Jennifer Golas; and Yan Wang.


NFkB Backup: WAY-20468
Oral Bioavailability
PR Antagonist WAY-
Wyeth

Left: M. Sherry Ku, Ph.D., developed novel formulations that overcame significant bioavailability issues for three new clinical leads and several discovery compounds targeting a diverse range of diseases. By creating formulations that allowed the drugs to reach their therapeutic targets, Dr. Ku helped these important compounds move forward in the development process.

Right: Richard Gordon, of York, Pa., shown here with his daughter Katie, is one of the millions who take Effexor XR to help relieve the symptoms of depression and Generalized Anxiety Disorder.



have on public health is demonstrated by two recent Wyeth vaccine innovations: *Prevnar* and *Meningitec*. *Prevnar*, our novel childhood vaccine for invasive pneumococcal disease (IPD), has produced a 92 percent reduction in IPD in children under one year of age in a large-scale study in the United States. *Meningitec*, our vaccine for meningococcal Group C diseases, showed an effectiveness of 97 percent in teenagers ages 15 to 17 and 92 percent in children ages one to two among those vaccinated during a nine-month surveillance study. Wyeth currently is conducting Phase III trials for a pneumococcal/meningococcal serogroup combination vaccine.

FluMist, a revolutionary approach to protect healthy children, adolescents and adults from influenza, was developed in partnership with MedImmune, Inc. Once approved, *FluMist* will be the first and only influenza vaccine delivered as a nasal mist to be licensed in the United States. We anticipate *FluMist* will be available in time for the 2003-2004 flu season.

Wyeth's work to find a treatment for Alzheimer's disease is following multiple paths.

Our research into STDs currently has two major targets: the herpes simplex 2 virus (HSV), which causes genital herpes; and the human immunodeficiency virus, or HIV. For HIV, three different vaccine approaches are in development and are being prepared for Phase I clinical trials in conjunction with the National Institutes of Health. These trials are tentatively planned to test vaccine constructs both as treatments for HIV-positive patients and as preventatives.

Fighting the Effects of Aging

As the average age of the population increases, addressing the medical needs of older people is becoming a significant health care priority. A number of Wyeth research programs target diseases that primarily affect this population, including Alzheimer's disease, Type 2 diabetes, cardiovascular disease and age-related frailty.

As with many of its research efforts, Wyeth's work to find a treatment for Alzheimer's disease is following multiple paths. Intense research continues on both active and passive protein immunotherapies for the disease. These therapies focus on reducing or preventing the buildup of amyloid plaque in the brain that is associated with the progression of Alzheimer's disease. While our





Left: Millions of women like Joyce Altschule-Pisarev, of Simi Valley, Calif., use the Premarin *family of products to relieve the symptoms of menopause and to prevent postmenopausal osteoporosis.*

Right: Bruce Forrest, M.D., and Ruth Rappaport, Ph.D., played vital roles in accelerating the development of Wyeth's unique cold-adapted influenza vaccine. Dr. Forrest successfully initiated an ambitious, global multiple clinical trial program, enrolling more than 16,000 subjects in just one year. Dr. Rappaport and her staff implemented classical and state-of-the-art assay methodologies to efficiently and rapidly evaluate the immune responses and vaccine efficacy data from these clinical trials in laboratories on four continents.

earlier results in this area were disappointing but informative, Wyeth continues to believe that this approach holds great promise. Clinical trials on the next generation of these therapies could begin this year. At the same time, the Company has begun Phase I trials for a compound that takes a different approach – SRA-333 – a novel small molecule therapeutic for the symptomatic treatment of mild to moderate Alzheimer's disease.



As the incidence of Type 2 diabetes increases in many countries, Wyeth is exploring a new protein therapeutic called MYO-029 as a potential treatment. The compound appears to block the action of a protein – GDF8 – that decreases muscle mass, increases fat accumulation and increases blood glucose in the body. As an anti-GDF8 antibody, MYO-029 has the potential to decrease the high glucose levels that characterize Type 2 diabetes. Phase I clinical trials for this indication could begin in 2004. MYO-029 also may have the potential to treat muscle-wasting diseases such as age-related frailty and muscular dystrophy.

Another focus of Wyeth's research in aging is cardiovascular disease. Wyeth is studying several new compounds that appear to reduce the formation of blood clots, including one with a novel action that helps prevent clots without acting as an anticoagulant.

Improving the Quality of Life for Women

Wyeth continues to be a leader in research on menopause and osteoporosis. Lower-dose forms of *Premarin* and *Prempro* currently are being evaluated by the U.S. Food and Drug Administration (FDA) for the treatment of moderate to severe menopausal symptoms and the prevention of postmenopausal osteoporosis. In the first quarter of 2003, we submitted a New Drug Application to the FDA for a postmenopausal hormone therapy that combines *Premarin* with the progestin trimegestone. In addition, we are conducting extensive Phase III trials on a novel, tissue-selective estrogen called bazedoxifene for the prevention and treatment of postmenopausal osteoporosis. Phase III clinical trials also are under way for a combination bazedoxifene/conjugated estrogen product that potentially could revolutionize the treatment of several conditions associated with menopause.

In the area of female contraception, Wyeth recently has advanced a potential innovation in contraception, a non-steroidal progestin, NSP-989, into Phase I trials. Additionally, Wyeth has a novel regimen of levonorgestrel and ethinyl estradiol in Phase III trials. ○



Wyeth's Pipeline for Growth

Shown here are some of the new products and new indications which are in post-Phase I clinical trials or have been submitted for regulatory approval.


Phase II
Phase III
Regulatory Review
Women's Health Care
Bazedoxifene (TSE-424) Postmenopausal osteoporosis
Bazedoxifene/conjugated estrogens Postmenopausal osteoporosis
Vasomotor symptoms of menopause
Levonorgestrel/EE Continuous contraception
Premarin® low dose Postmenopausal osteoporosis
Vasomotor symptoms of menopause
Premarin®/MPA low dose Postmenopausal osteoporosis
Vasomotor symptoms of menopause
Premarin®/trimegestone Postmenopausal osteoporosis
Vasomotor symptoms of menopause
Trimegestone/17 ß-estradiol Vasomotor symptoms of menopause (EU)
Postmenopausal osteoporosis (EU)
Neuroscience Therapies
CCI-779 Multiple sclerosis
Effexor® XR Generalized Anxiety Disorder in pediatrics
Social Anxiety Disorder (EU)
Panic Disorder
Vaccines and Infectious Diseases
Cold-adapted influenza vaccine Liquid formulation
FluMist™ intranasal influenza vaccine Frozen formulation
Tigecycline antibiotic (GAR-936) Serious infections
Zosyn® Nosocomial lower respiratory tract infections q6h (U.S.)
9-valent pneumococcal and meningococcal Group C conjugate vaccine

Phase II:
Determination of safe and effective dosage for an experimental medicine, generally conducted in hundreds of patients

Phase III:
Determination of overall benefit/risk ratio for an experimental medicine, generally conducted in thousands of patients

Regulatory Review:
Evaluation of safety and efficacy data by governmental regulatory agencies



Phase II
Phase III
Regulatory Review
Musculoskeletal Therapies
Enbrel® Ankylosing spondylitis (U.S.)
Ankylosing spondylitis (EU)
Psoriasis
Idiopathic pulmonary fibrosis
rhBMP-2 Orthopedic trauma (long-bone fractures requiring surgery)
Lumbar posterolateral spinal fusion (with Medtronic Sofamor Danek)
Immunology and Oncology
CCI-779 Breast cancer
Renal cell carcinoma
MAC-321 Non-small cell lung, colorectal and metastatic breast cancers
Rapamune® Maintenance regimen in renal transplant (U.S.)
Conversion in liver transplant
Conversion in renal transplant
Pediatric usage
rhIL-11 Oral therapy in inflammatory bowel disease
Hemophilia
Recombinant Factor VIII Hemophilia A

Principal Products

Wyeth Pharmaceuticals

Hemophilia
BeneFIX
ReFacto

Immunology & Oncology
Mylotarg
Neumega
Rapamune

Infectious Diseases
Pipracil
Pipril
Tazocin
Zosyn

Internal Medicine
Altace[1]
Cordarone I.V.
Protonix
Protonix I.V.
Zoton

Musculoskeletal
Enbrel[2]
InductOs
Synvisc[3]

Neuroscience
Efexor
Effexor
Effexor XR

Nutritionals
Materna
Nursoy
Progress
Progress Gold
Promil
Promil Gold
Promise
Promise Gold
SMA
SMA Gold
S-26
S-26 Gold

Vaccines
HibTITER
Meningitec
Prevenar
Prevnar

Women's Health Care
Alesse
Harmonet
Loette
Lo/Ovral
Minesse
Minulet
Premarin
Premphase
Prempro
Totelle
Tri-Minulet
Trinordiol
Triphasil

1 Co-promoted with King Pharmaceuticals, Inc.
2 Co-promoted with Amgen Inc.
3 Licensed by Genzyme Biosurgery Corporation

Wyeth Consumer Healthcare

Analgesics
Advil
Anadin
Children's Advil
Robaxin
Spalt

Cough/Cold/Allergy
Advil Cold & Sinus
Alavert
Children's Advil Cold
Dimetapp
Robitussin

Nutritional Supplements
Caltrate
Centrum
Centrum Jr.
Centrum Kids
Centrum Performance
Centrum Select
Centrum Silver
Polase
Solgar
Vitasprint B12

Other Products
Anbesol
Chap Stick
FiberCon
Freelax
Preparation H
Primatene

Fort Dodge Animal Health

Biodectin
Bursine
Cydectin
Duramune
Duvaxyn
EtoGesic
Fel-O-Vax
Fluvac Innovator
LymeVax
Pentofel
Polyflex
Poulvac
ProHeart
Pyramid
Quest/Equest
Suvaxyn
Synovex
ToDAY
ToMORROW
Torbugesic
Triangle
West Nile – Innovator

David Clarke, Ph.D., D.A.B.T., worked with his colleagues in the Drug Safety and Metabolism group to develop a new testing paradigm that increased the efficiency of drug safety testing while also increasing the stringency of the tests. This new procedure allowed Wyeth to move 12 new compounds through the testing process and onto the development track in 2002, without compromising safety.

The above principal products are identified as trademarks used by Wyeth and its subsidiaries.


Wyeth

Financial Review

Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Years Ended December 31,	2002	2001	2000
Summary of Net Revenue and Earnings			
Net revenue[1][2]	$14,584,035	$13,983,745	$13,081,334
Income (loss) from continuing operations[2][3][5]	4,447,205	2,285,294	(901,040
Diluted earnings (loss) per share from continuing operations[2][3][4]	3.33	1.72	(0.69
Dividends per common share	0.9200	0.9200	0.9200
Year-End Financial Position			
Current assets[2][5]	$11,595,852	$ 9,766,753	$10,180,811
Current liabilities[2][5]	5,475,659	7,257,181	9,742,059
Ratio of current assets to current liabilities[2][5]	2.12	1.35	1.05
Total assets[2][5]	25,994,949	22,967,922	21,092,466
Long-term debt[2][6]	7,546,041	7,357,277	2,394,790
Average stockholders' equity	6,114,243	3,445,333	4,516,420
Stockholders – Outstanding Shares			
Number of common stockholders	61,668	64,698	58,355
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)[4]	1,334,127	1,330,809	1,306,474
Employment Data[2]			
Number of employees at year-end	52,762	52,289	48,036
Wages and salaries	$ 2,792,379	$ 2,536,220	$ 2,264,258
Benefits (including Social Security taxes)	842,177	691,018	602,816

(1) The Company adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Net revenue for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance.

(2) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1994 through 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of: gains related to Immunex/Amgen common stock transactions, termination fee, litigation charges, goodwill impairment and special charges for the years ended December 31, 2002, 2001 and 2000.

(4) The weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common stock equivalents, as the effect would have been antidilutive.

(5) As a result of the litigation charges of $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux *or* Pondimin, *current liabilities increased substantially in 2000 and 1999 compared with prior years and unfavorably impacted the ratio of current assets to current liabilities in years subsequent to 1998.*

In 2002, the Company sold 67,050,400 shares of Amgen Inc. (Amgen) common stock received in connection with Amgen's acquisition of Immunex Corporation (Immunex) for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets.

(6) In 2001, the Company obtained a $3,000,000 credit facility to support increased commercial paper borrowings and issued $3,000,000 of Senior Notes. The proceeds from these borrowings were used for the Company's general corporate and working capital requirements, including payments related to the Redux *and* Pondimin *diet drug litigation.*

(7) The 1994 information reflects the acquisition of American Cyanamid Company for the one-month period ended December 31, 1994.

1999	1998	1997	1996	1995	1994[7]	1993
$11,695,061	$11,101,100	$11,916,623	$11,928,290	$11,274,927	$ 8,597,560	$8,035,277
(1,207,243)	2,152,344	1,747,638	1,651,617	1,472,525	1,525,517	1,469,300
(0.92)	1.61	1.33	1.28	1.18	1.24	1.17
0.9050	0.8700	0.8300	0.7825	0.7550	0.7350	0.7150
$12,384,778	$10,698,188	$10,025,512	$10,310,256	$11,084,841	$11,321,682	$4,807,684
6,480,383	3,478,119	3,476,322	3,584,256	3,929,940	4,291,452	1,584,411
1.91	3.08	2.88	2.88	2.82	2.64	3.03
23,123,756	20,224,231	19,851,517	19,924,666	20,721,093	21,328,267	7,687,353
3,606,423	3,839,402	5,007,610	6,010,297	7,806,717	9,972,444	859,278
7,914,772	8,895,024	7,568,672	6,252,545	4,898,550	4,065,295	3,719,539
62,482	65,124	64,313	67,545	68,763	71,223	72,664
1,308,876	1,336,641	1,312,975	1,287,790	1,250,902	1,234,100	1,252,990
46,815	47,446	54,921	54,194	58,957	70,300	51,399
$ 2,032,431	$ 2,175,517	$ 2,428,518	$ 2,439,604	$ 2,512,418	$ 1,811,402	$1,654,984
593,222	577,930	619,528	614,179	641,169	439,572	396,045

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2002	2001
Assets		
Cash and cash equivalents	$ 2,943,604	$ 1,744,734
Marketable securities	1,003,275	1,281,988
Amgen investment	1,509,947	–
Accounts receivable less allowances (2002–$132,342 and 2001–$130,734)	2,379,819	2,743,040
Inventories	1,992,724	1,754,971
Other current assets including deferred taxes	1,766,483	2,242,020
Total Current Assets	11,595,852	9,766,753
Property, plant and equipment:		
Land	173,743	138,837
Buildings	3,401,490	3,294,004
Machinery and equipment	3,782,533	3,796,117
Construction in progress	2,477,219	1,715,493
	9,834,985	8,944,451
Less accumulated depreciation	2,599,293	2,662,291
	7,235,692	6,282,160
Goodwill	3,745,749	3,725,547
Other intangibles, net of accumulated amortization (2002–$95,223 and 2001–$71,070)	145,915	126,387
Other assets including deferred taxes	3,271,741	3,067,075
Total Assets	$25,994,949	$22,967,922
Liabilities		
Loans payable	$ 804,894	$ 2,097,354
Trade accounts payable	672,633	672,457
Accrued expenses	3,788,653	4,257,523
Accrued federal and foreign taxes	209,479	229,847
Total Current Liabilities	5,475,659	7,257,181
Long-term debt	7,546,041	7,357,277
Accrued postretirement benefit obligations other than pensions	965,081	925,098
Other noncurrent liabilities	3,852,256	3,355,793
Contingencies and commitments (Note 14)		
Stockholders' Equity		
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	46	51
Common stock, par value $0.33⅓ per share; 2,400,000,000 shares authorized (outstanding shares: 2002–1,326,055,000 and 2001–1,320,570,000)	442,019	440,190
Additional paid-in capital	4,582,773	4,295,051
Retained earnings	3,286,645	170,309
Accumulated other comprehensive loss	(155,571)	(833,028)
Total Stockholders' Equity	8,155,912	4,072,573
Total Liabilities and Stockholders' Equity	$25,994,949	$22,967,922

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands except per share amounts)

Years Ended December 31,	2002	2001	2000
Net Revenue	$14,584,035	$13,983,745	$13,081,334
Cost of goods sold	3,918,387	3,388,776	3,269,418
Selling, general and administrative expenses	5,010,507	5,034,516	4,851,128
Research and development expenses	2,080,191	1,869,679	1,687,889
Interest expense, net	202,052	146,358	57,562
Other income, net	(382,931)	(274,331)	(161,039)
Gains related to Immunex/Amgen common stock transactions	(4,082,216)	—	(2,061,204)
Termination fee	—	—	(1,709,380)
Litigation charges	1,400,000	950,000	7,500,000
Goodwill impairment	—	—	401,000
Special charges	340,800	—	347,000
Income (loss) from continuing operations before federal and foreign taxes	6,097,245	2,868,747	(1,101,040)
Provision (benefit) for federal and foreign taxes	1,650,040	583,453	(200,000)
Income (Loss) from Continuing Operations	4,447,205	2,285,294	(901,040)
Discontinued operations:			
Income from operations of discontinued agricultural products business (net of federal and foreign taxes of $57,289)	—	—	103,346
Loss on disposal of agricultural products business (net of federal and foreign taxes of $855,248)	—	—	(1,572,993)
Loss from Discontinued Operations	—	—	(1,469,647)
Net Income (Loss)	$ 4,447,205	$ 2,285,294	$ (2,370,687)
Basic Earnings (Loss) per Share from Continuing Operations	$ 3.35	$ 1.74	$ (0.69)
Basic Loss per Share from Discontinued Operations	—	—	(1.12)
Basic Earnings (Loss) per Share	$ 3.35	$ 1.74	$ (1.81)
Diluted Earnings (Loss) per Share from Continuing Operations	$ 3.33	$ 1.72	$ (0.69)
Diluted Loss per Share from Discontinued Operations	—	—	(1.12)
Diluted Earnings (Loss) per Share	$ 3.33	$ 1.72	$ (1.81)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands except per share amounts)

	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at January 1, 2000	$61	$434,639	$3,392,705	$ 3,000,827	$(613,485)	$ 6,214,747
Net loss				(2,370,687)		(2,370,687
Currency translation adjustments					(70,496)	(70,496
Unrealized gains on marketable securities					11,422	11,422
Comprehensive loss, net of tax						(2,429,761
Cash dividends declared:						
Preferred stock (per share: $2.00)				(46)		(46
Common stock (per share: $0.92)				(1,201,431)		(1,201,431
Common stock acquired for treasury		(2,472)	(16,316)	(374,289)		(393,077
Common stock issued for stock options		4,949	405,933			410,882
Conversion of preferred stock and other exchanges	(6)	142	170,135	(6,663)		163,608
International operations year-end change				53,171		53,171
Balance at December 31, 2000	55	437,258	3,952,457	(899,118)	(672,559)	2,818,093
Net income				2,285,294		2,285,294
Currency translation adjustments					(166,200)	(166,200
Unrealized gains on derivative contracts					7,865	7,865
Unrealized losses on marketable securities					(2,134)	(2,134
Comprehensive income, net of tax						2,124,825
Cash dividends declared:						
Preferred stock (per share: $2.00)				(42)		(42
Common stock (per share: $0.92)				(1,211,012)		(1,211,012
Common stock issued for stock options		2,774	221,857			224,631
Conversion of preferred stock and other exchanges	(4)	158	120,737	(4,813)		116,078
Balance at December 31, 2001	51	440,190	4,295,051	170,309	(833,028)	4,072,573
Net income				4,447,205		4,447,205
Currency translation adjustments					226,797	226,797
Unrealized losses on derivative contracts					(22,132)	(22,132
Unrealized gains on marketable securities					520,483	520,483
Minimum pension liability adjustments					(47,691)	(47,691
Comprehensive income, net of tax						5,124,662
Cash dividends declared:						
Preferred stock (per share: $2.00)				(38)		(38
Common stock (per share: $0.92)				(1,219,135)		(1,219,135
Common stock acquired for treasury		(667)	(5,472)	(107,788)		(113,927
Common stock issued for stock options		2,349	213,021			215,370
Conversion of preferred stock and other exchanges	(5)	147	80,173	(3,908)		76,407
Balance at December 31, 2002	$46	$442,019	$4,582,773	$ 3,286,645	$(155,571)	$ 8,155,912

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Years Ended December 31,	2002	2001	2000
Operating Activities			
Income (loss) from continuing operations	$ 4,447,205	$ 2,285,294	$ (901,040)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by/(used for) operating activities of continuing operations:			
Litigation charges	1,400,000	950,000	7,500,000
Gains related to Immunex/Amgen common stock transactions	(4,082,216)	—	(2,061,204)
Goodwill impairment	—	—	401,000
Special charges	340,800	—	347,000
Gains on sales of assets	(329,364)	(249,399)	(159,430)
Depreciation	461,554	426,590	336,239
Amortization	23,146	181,139	198,810
Deferred income taxes	1,109,535	267,820	(814,282)
Diet drug litigation payments	(1,307,013)	(7,257,882)	(3,966,845)
Security fund deposit	(405,000)	—	—
Contributions to defined benefit pension plans	(909,602)	(429,710)	(17,554)
Deconsolidation of Immunex	—	—	(236,768)
Changes in working capital, net of businesses sold or deconsolidated:			
Accounts receivable	271,988	(68,984)	(433,182)
Inventories	(185,611)	(273,063)	31,188
Other current assets	(124,738)	(395,764)	179,817
Trade accounts payable and accrued expenses	(250,887)	277,009	270,518
Accrued federal and foreign taxes	(33,214)	(14,654)	(393,330)
Other items, net	(240,853)	(145,231)	196,405
Net cash provided by/(used for) continuing operations	185,730	(4,446,835)	477,342
Net cash provided by discontinued operations	—	—	77,600
Net Cash Provided by/(Used for) Operating Activities	185,730	(4,446,835)	554,942
Investing Activities			
Purchases of property, plant and equipment	(1,931,879)	(1,924,265)	(1,681,906)
Proceeds from sale of agricultural products business	—	—	3,800,000
Proceeds from Amgen acquisition of Immunex	1,005,201	—	—
Proceeds from sales of Immunex/Amgen common stock	3,250,753	—	2,404,875
Proceeds from sales of assets	798,274	408,230	256,192
Purchases of marketable securities	(2,235,872)	(2,703,252)	(677,802)
Proceeds from sales and maturities of marketable securities	2,532,538	1,762,295	384,292
Net Cash Provided by/(Used for) Investing Activities	3,419,015	(2,456,992)	4,485,651
Financing Activities			
Net proceeds from/(repayments of) debt	(1,293,857)	7,007,156	(3,080,381)
Dividends paid	(1,219,173)	(1,211,054)	(1,201,477)
Purchases of common stock for treasury	(113,927)	—	(393,077)
Exercises of stock options	215,370	224,631	410,882
Net Cash Provided by/(Used for) Financing Activities	(2,411,587)	6,020,733	(4,264,053)
Effect of exchange rate changes on cash balances	5,712	(16,478)	(24,949)
Increase (Decrease) in Cash and Cash Equivalents	1,198,870	(899,572)	751,591
Cash and Cash Equivalents, Beginning of Year	1,744,734	2,644,306	1,892,715
Cash and Cash Equivalents, End of Year	$ 2,943,604	$ 1,744,734	$ 2,644,306

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management.

Effective January 1, 2000, the financial results of Immunex Corporation (Immunex), which previously were consolidated, were deconsolidated and included on an equity basis in the results of operations of the Company. During 2002, Amgen Inc. (Amgen) completed its acquisition of Immunex. As a result, the Company's investment in Immunex, which was previously accounted for on the equity method, was exchanged for an investment in Amgen and was accounted for on the cost method subsequent to July 15, 2002. See Note 2 for further description of Immunex/Amgen common stock transactions.

Prior to 2000, certain of the Company's international affiliates reported their results of operations on a one-month lag (year ended November 30), which allowed more time to compile results. In December 2000, the one-month lag was eliminated, primarily to reflect the results of these operations on a more timely basis. As a result, December 2000 income from continuing operations for these entities of \$53.2 million was recorded directly to stockholders' equity.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in two primary businesses: Pharmaceuticals and Consumer Healthcare. Pharmaceuticals include branded human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments and immunological products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, herbal products, and hemorrhoidal, antacid, asthma and other relief items sold over-the-counter. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 140 countries throughout the world.

Wholesale distributors and large retail establishments account for a large portion of the Company's consolidated net revenue and trade receivables, especially in the United States. The Company's top three customers in the United States accounted for 25% of the Company's consolidated net revenue in 2002, as is typical in the pharmaceutical industry. In light of this concentration, the Company continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits.

The Company is not dependent on any one patent-protected product or line of products for a substantial portion of its net revenue or results of operations. However, *Effexor, Premarin* family products and *Protonix*, each of which has sales in excess of \$1,000.0 million, comprised approximately 14%, 13% and 7%, respectively, of the Company's consolidated net revenue in 2002.

Equity Method of Accounting: The Company accounts for its investments in 20%- to 50%-owned companies using the equity method. Accordingly, the Company's share of the earnings of these companies is included in *Other income, net*. The related equity method investment is included in *Other assets including deferred taxes*. In 2001 and 2000, Immunex was the Company's only material equity method investment. At December 31, 2002, the Company did not have any material equity method investments. See Note 2 for discussion of Immunex-related transactions.

Cash Equivalents consist primarily of commercial paper, fixed-term deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company has marketable debt and equity securities which are classified as either available-for-sale or held-to-maturity, depending on management's investment intentions relating to these securities. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax reported as a component of *Accumulated other comprehensive loss*. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments categorized as held-to-maturity are carried at amortized cost because the Company has both the intent and ability to hold these investments until they mature. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale or held-to-maturity security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be trading securities.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to \$360.3 million and \$319.9 million at December 31 2002 and 2001, respectively. The current value exceeded the

LIFO value by $90.0 million and $59.5 million at December 31, 2002 and 2001, respectively. The remaining inventories are valued primarily under the first-in, first-out (FIFO) method.

Inventories at December 31 consisted of:

(In thousands)	2002	2001
Finished goods	$ 736,360	$ 653,108
Work in progress	808,711	674,636
Materials and supplies	447,653	427,227
	$1,992,724	$1,754,971

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10–50 years
Machinery and equipment	3–20 years

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and carrying amount of the asset. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* With the adoption of SFAS No. 142, goodwill and other intangibles with indefinite lives are no longer amortized but are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company's goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS Nos. 133, *Accounting for Derivative Instruments and Hedging Activities*, and 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.*

On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The Company does not hold any derivative instruments for trading purposes. See Note 9 for further description of the Company's specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in *Accumulated other comprehensive loss* in stockholders' equity. Currency translation adjustments related to international operations in highly inflationary economies are included in the results of operations.

Revenue Recognition: Revenue from the sale of Company products is recognized in *Net revenue* upon shipment to customers. Provisions for certain rebates, product returns and discounts to customers are provided for as deductions in determining *Net revenue.*

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote *Enbrel* and with King Pharmaceuticals, Inc. to co-promote *Altace*, is recorded as alliance revenue, which is included in *Net revenue.* Such alliance revenue is earned when the co-promoting company ships the product to a third party. Selling and marketing expenses related to alliance revenue are included in *Selling, general and administrative expenses.* Alliance revenue totaled $418.8 million, $322.4 million and $188.3 million for 2002, 2001 and 2000, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in *Selling, general and administrative expenses.* The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $227.5 million, $228.9 million and $212.5 million in 2002, 2001 and 2000, respectively.

Rebates and Sales Incentives, which are deducted to arrive at *Net revenue*, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of a) the date at which the related revenue is recorded or b) the date at which the incentives are offered. Rebates and sales incentives accruals included in *Accrued expenses* at December 31, 2002 and 2001 were $722.5 million and $615.0 million, respectively.

Stock-Based Compensation: The Company has five Stock Incentive Plans, which are described more fully in Note 12. The Company accounts for those plans using the intrinsic value method in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.* No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation:

(In thousands except per share amounts)

Years Ended December 31,	2002	2001	2000
Net income (loss), as reported	$4,447,205	$2,285,294	$(2,370,687)
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	297,965	200,688	149,924
Pro forma net income (loss)	$4,149,240	$2,084,606	$(2,520,611)
Earnings (loss) per share:			
Basic–as reported	$ 3.35	$ 1.74	$ (1.81)
Basic–pro forma	$ 3.13	$ 1.58	$ (1.93)
Diluted–as reported	$ 3.33	$ 1.72	$ (1.81)
Diluted–pro forma	$ 3.11	$ 1.57	$ (1.93)

The fair value of issued stock options is estimated on the date of grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions for stock options granted in 2002, 2001 and 2000, respectively: expected volatility (the amount by which the stock price is expected to fluctuate) of 33.7%, 32.1% and 31.2%; expected dividend yield of 1.9%, 1.6% and 1.6%; risk-free interest rate of 4.1%, 4.8% and 6.3%; and expected life of five years. The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $16.12, $17.76 and $18.76 per option share, respectively.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life. Amounts capitalized for such payments are included in *Other intangibles, net of accumulated amortization.*

Earnings (Loss) per Share: The following table sets forth the computations of basic earnings (loss) per share and diluted earnings (loss) per share:

(In thousands except per share amounts)

Years Ended December 31,	2002	2001	2000
Income (loss) from continuing operations less preferred dividends	$4,447,167	$2,285,252	$ (901,086
Loss from discontinued operations	–	–	(1,469,647
Net income (loss) less preferred dividends	$4,447,167	$2,285,252	$(2,370,733
Denominator:			
Weighted average common shares outstanding	1,325,577	1,317,102	1,306,474
Basic earnings (loss) per share from continuing operations	$ 3.35	$ 1.74	$ (0.69
Basic loss per share from discontinued operations	–	–	(1.12
Basic earnings (loss) per share	$ 3.35	$ 1.74	$ (1.81
Income (loss) from continuing operations	$4,447,205	$2,285,294	$ (901,040
Loss from discontinued operations	–	–	(1,469,647
Net income (loss)	$4,447,205	$2,285,294	$(2,370,687
Denominator:			
Weighted average common shares outstanding	1,325,577	1,317,102	1,306,474
Common stock equivalents of outstanding stock options and deferred contingent common stock awards[2]	8,550	13,707	–
Total shares[1][2]	1,334,127	1,330,809	1,306,474
Diluted earnings (loss) per share from continuing operations[1][2]	$ 3.33	$ 1.72	$ (0.69
Diluted loss per share from discontinued operations[2]	–	–	(1.12
Diluted earnings (loss) per share[1][2]	$ 3.33	$ 1.72	$ (1.81

(1) At December 31, 2002 and 2001, the equivalent of 90,360,361 and 18,945,057 common shares, respectively, issuable under the Company's Stock Incentive Plans, was excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

(2) The total weighted average common shares outstanding for diluted loss per share for 2000 did not include common stock equivalents, as the effect would have been antidilutive.

Recently Issued Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued Statement Nos. 145, 146 and 148 as well as Interpretation Nos. 45 and 46, which require the following:

- SFAS No. 145, *Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* primarily relates to the reporting of gains and losses from the extinguishment of debt. With the issuance of this Statement, extinguishment of debt is not to be considered extraordinary if it is part of an entity's risk management strategy. This Statement is effective beginning January 1, 2003, and the Company does not anticipate the adoption of this Statement to have any impact on its financial position or results of operations.
- SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* requires that a liability for a cost associated with an exit or disposal activity, initiated after December 31, 2002, be recognized and measured initially at fair value only when the liability is incurred. This Statement nullifies Emerging Issues Task Force (EITF) No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),* which permitted recognition of a liability for an exit cost at the date of an entity's commitment to an exit plan. The Company recorded the restructuring component of its 2002 special charge in accordance with EITF No. 94-3 and did not early adopt SFAS No. 146.
- SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, Amendment of SFAS No. 123,* provides alternative methods of transition for a voluntary change to fair value-based accounting for stock-based compensation. In addition, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect the method used has on reported results. The Company will continue to account for stock-based compensation using the intrinsic value method but has adopted the disclosure requirements prescribed by SFAS No. 148 as of December 31, 2002.
- FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, Interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FIN 34,* clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires, that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002, while the initial recognition and measurement provisions are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not anticipate that the adoption of this Interpretation will have a material impact on its financial position or results of operations.
- FIN 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,* provides guidance on: (1) the identification of entities for which control is achieved through means other than through voting rights and (2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The Company does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the December 31, 2001 and 2000 consolidated financial statements to conform with the December 31, 2002 presentation.

2. Divestitures and Discontinued Operations

Immunex/Amgen Transactions

Acquisition of Immunex by Amgen and Related Sales of Amgen Common Stock

During 2002, the Company recorded gains totaling $4,082.2 million ($2,628.1 million after-tax or $1.97 per share-diluted) relating to the acquisition of Immunex by Amgen and the subsequent sales of Amgen common stock.

Prior to July 15, 2002, the Company was the beneficial owner of 223,378,088 shares of Immunex common stock. On July 15, 2002, Amgen completed its acquisition of Immunex. Under the terms of the acquisition agreement, each share of Immunex common stock was exchanged for 0.44 shares of Amgen common stock and $4.50 in cash. Accordingly, the Company received 98,286,358 shares of Amgen common stock (representing approximately 7.7% of Amgen's outstanding common stock) and $1,005.2 million in cash in exchange for all of its shares of Immunex common stock.

Pursuant to the terms of the acquisition, the Company and Amgen had agreed to certain standstill, voting, lock-up and sales volume limitation provisions with respect to the Amgen common stock received by the Company. These provisions prohibited the Company, without the consent of Amgen, from disposing of greater than an aggregate of 20,000,000 shares of Amgen common stock in any calendar quarter, with certain exceptions, including the right to request a limited number of underwritten offerings.

The pre-tax gains of $4,082.2 million recorded in 2002 consisted of $2,627.6 million relating to the initial acquisition of Immunex by Amgen and $1,454.6 million relating to the subsequent sales of Amgen common stock and were determined as follows:

1. As of July 15, 2002, the Company had valued its shares of Amgen common stock at $2,500.1 million based on the quoted market price in effect as of July 15, 2002 reduced

by an overall discount of approximately 18%. The discount rate was based on valuations provided by independent valuation consultants in light of the various restrictions on the stock's marketability referred to above. The book value of the Company's Immunex investment was $867.7 million at July 15, 2002. A gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) was recorded on the exchange during the 2002 third quarter and was calculated as follows:

(In thousands)	
Value received:	
Cash	$1,005,201
Amgen common stock	2,500,100
	3,505,301
Less:	
Equity investment in Immunex	867,701
Transaction costs	10,000
	877,701
Gain before federal taxes	2,627,600
Provision for federal taxes	942,877
Net gain	$1,684,723

2. Following the expiration of the 90-day lock-up period, the Company commenced selling its shares of Amgen common stock and, in the fourth quarter, obtained the consent of Amgen to exceed the sale limitation for such quarter. As of December 31, 2002, the Company sold 67,050,400 shares of Amgen common stock generating net proceeds of $3,250.8 million. The net proceeds of $3,250.8 million generated a pre-tax gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted). The gain was determined by comparing the basis of the shares sold of $1,782.7 million with the net proceeds received reduced by certain related expenses.

The remaining 31,235,958 shares of Amgen common stock held by the Company at December 31, 2002 had a fair value of $1,509.9 million, which included a mark-to-market gain of $515.1 million, net of tax, recorded as a component of *Accumulated other comprehensive loss*. The Company completed the sales of its remaining Amgen shares by January 21, 2003. These remaining shares netted proceeds of $1,579.9 million and resulted in an after-tax gain of $558.7 million, which will be recorded in the 2003 first quarter.

The Company and Amgen continue to co-promote *Enbrel* in the United States and Canada with the Company having exclusive international rights to *Enbrel*. The financial aspects of the existing licensing and marketing rights to *Enbrel* remain unchanged.

2000 Transactions in Immunex Common Stock

In October 2000, the Company increased its ownership in Immunex (subsequently acquired by Amgen) from approximately 53% to approximately 55% by converting a $450.0 million convertible subordinated note into 15,544,041 newly issued shares of Immunex common stock. In November 2000, through a public equity offering, the Company sold 60.5 million shares of Immunex common stock, and Immunex sold 20 million shares of newly issued Immunex common stock. Proceeds to the Company were approximately $2,404.9 million resulting in a gain on the sale of $2,061.2 million ($1,414.9 million after-tax or $1.08 per share-diluted). Included in the gain on the sale was a noncash pre-tax gain of $303.2 million ($200.2 million after-tax), representing the Company's increase in its proportionate share of the net book value of Immunex from Immunex's issuance of 20 million shares of its common stock at a price above the net book value per share owned by the Company. The Company used the net proceeds from the sale of its Immunex common stock to reduce outstanding commercial paper and for other general corporate purposes.

The public equity offering reduced the Company's ownership in Immunex from approximately 55% to approximately 41%, which represented the ownership at December 31, 2001 and 2000. As a result of the reduction in ownership below 50%, the Company included the financial results of Immunex on an equity basis retroactive to January 1, 2000.

Sale of Rhode Island Facility

During the first quarter of 2002, the Company completed the sale of a manufacturing plant located in West Greenwich, Rhode Island, to Immunex (subsequently acquired by Amgen) for $487.8 million. The Company received $189.2 million of these proceeds in 2001 and the remaining $298.6 million during the 2002 first quarter. The Company did not recognize a gain on this transaction because the facility was sold at net book value. In December 2002, the U.S. Food and Drug Administration (FDA) approved the Rhode Island facility, which will be dedicated to expanding the production capacity of *Enbrel*.

Sale of Lederle Generic Injectables Product Line

In December 2002, the Company sold to Baxter Healthcare Corporation certain assets related to the Company's generic human injectables product line for $305.0 million in cash. This transaction resulted in a gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted), which was recorded in *Other income, net*.

Discontinued Operations – Cyanamid Agricultural Products

On March 20, 2000, the Company signed a definitive agreement with BASF Aktiengesellschaft (BASF) to sell the Cyanamid Agricultural Products business, which manufactures, distributes and sells crop protection and pest control products worldwide. On June 30, 2000, the sale was completed, and BASF paid the Company $3,800.0 million in cash and assumed certain debt. The Company recorded an after-tax loss on the sale of this business and reflected this business as a discontinued operation in the 2000 first quarter. The loss on the sale included closing costs from the transaction and reflected operating income of the discontinued business from April 1, 2000 through June 30, 2000 (the disposal date). The loss on the sale was determined based on the difference in the book value of the net assets sold compared with the price received for these net assets. The sale of the Cyanamid Agricultural Products business produced a gain for tax purposes and a loss for book purposes, as the Company did not get a step-up in cost basis for tax purposes. This divergence primarily caused by goodwill, was included in the basis for book purposes but was not included in the basis for tax purposes. The lower tax basis created a taxable gain that required a tax provision of approximately $855.2 million. This tax provision was combined with the pre-tax book loss of approximately $717.8 million for a total after-tax loss on the sale of the business of $1,573.0 million or $1.20 per share-diluted. Operating results of discontinued operations as of December 31, 2000 were as follows:

(In thousands except per share amounts)	Statement of Operations
Net revenue	$ 546,790
Income before federal and foreign taxes	160,635
Provision for federal and foreign taxes	57,289
Income from operations of discontinued agricultural products business	103,346
Loss on disposal of agricultural products business (net of federal and foreign taxes of $855,248)	(1,572,993)
Loss from discontinued operations	$(1,469,647)
Diluted loss per share from discontinued operations	$ (1.12)

3. Special Charges, Goodwill Impairment and Termination Fee

Special Charges

Restructuring Charge and Related Asset Impairments

In December 2002, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The Company recorded its asset impairments in accordance with SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets,* and its restructuring charges, including personnel and other costs, in accordance with EITF No. 94-3. The Company has not early adopted SFAS No. 146. Any charges associated with future restructuring programs will be recorded in accordance with SFAS No. 146. This will spread the recognition of the restructuring expenses over a number of accounting periods as compared with EITF No. 94-3.

The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The related asset impairments of $68.7 million were determined by comparing the carrying value of the long-lived assets to the discounted cash flows that are expected to be generated by these assets. The fixed assets that have remained in use have been categorized as held and used. The depreciation has been adjusted to reflect the reduced carrying values of the facilities, which will be recognized over the closure period.

The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions cover approximately 3,150 employees worldwide. The reductions in workforce are permanent and affected all of the Company's operating segments, including Corporate. Approximately 1,200 of these positions are located at the manufacturing and research facilities that will be closed. Of the 3,150 positions to be eliminated, 2,230 were located in North America, 370 in Europe, 300 in Latin America and 250 in Asia-Pacific. At December 31, 2002, approximately 2,250 positions had been eliminated. A majority of the personnel costs associated with these reductions will be paid in 2003.

Other closure/exit costs are a direct result of the restructuring plan. The majority of the other closure/exit costs are anticipated to be paid after the facilities cease production and prior to disposition. These costs include non-cancelable operating leases, security, utilities, maintenance, property taxes and other related costs that will be paid during the disposal period. The Company estimated the cost of exiting and terminating the facility leases based on the contractual terms of the agreements and real estate market conditions. Amounts related to the lease expense will be paid over the remaining lease terms through 2012.

Activity in the reserves from the 2002 special charge was as follows:

(In thousands)	Personnel Costs	Fixed Asset Impairments	Other Closure/ Exit Costs	Total
2002 special charge reserves at inception	$194,600	$68,700	$77,500	$340,800
Cash expenditures	(30,900)	—	(4,500)	(35,400)
Impairments of fixed assets	—	(68,700)	—	(68,700)
2002 special charge reserves at December 31, 2002	$163,700	$ —	$73,000	$236,700

Product Discontinuations

During the 2000 fourth quarter, the Company recorded a special charge of $267.0 million ($173.0 million after-tax or $0.13 per share-diluted) related to the discontinuation of certain products manufactured at the Company's Marietta, Pennsylvania, and Pearl River, New York, facilities. Approximately $227.1 million related to noncash costs for fixed asset impairments and inventory write-offs, with the remainder of the charge covering severance obligations, idle plant costs and contract termination costs. During 2002 and 2001, approximately $3.6 million and $7.8 million, respectively, of these costs were paid, leaving an accrual of $28.5 million at December 31, 2002. The timing of the remaining costs to be incurred has been delayed as the Company has continued to produce certain products in response to a potential market shortage for these products and the related medical necessity. As a result, the majority of the remaining costs will be expended in 2003.

Voluntary Market Withdrawals
In November 2000, the FDA requested that the pharmaceutical industry voluntarily stop producing and distributing products containing phenylpropanolamine (PPA). The Company immediately ceased global production and shipments of any products containing PPA and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, the Company recorded a special charge of $80.0 million ($52.0 million after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory. The Company already had reformulated a majority of the products involved in the voluntary market withdrawal and began shipping those products in the United States at the end of November 2000. At December 31, 2001, all amounts provided for the PPA voluntary market withdrawal had been utilized.

Goodwill Impairment
Based on projected profitability and future cash flows associated with the solid dose generic pharmaceuticals and the *Solgar* consumer healthcare product line, it was determined that goodwill related to these product lines, at December 31, 2000, was impaired. As a result, the Company recorded a charge of $401.0 million ($341.0 million after-tax or $0.26 per share-diluted) in 2000 to write down the carrying value of goodwill, to fair value, based upon discounted future cash flows.

Termination Fee
On November 3, 1999, the Company and Warner-Lambert Company entered into an agreement to combine the two companies in a merger-of-equals transaction. On February 6, 2000, the merger agreement was terminated. The Company recorded income of $1,709.4 million ($1,111.1 million after-tax or $0.85 per share-diluted) in 2000 resulting from the receipt of a $1,800.0 million termination fee provided for under the merger agreement offset, in part, by certain related expenses.

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 2002 and 2001 were as follows:

(In thousands) At December 31, 2002	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fai[illegible] Valu[illegible]
Available-for-sale:				
U.S. Treasury securities	$105,583	$ 615	$ (15)	$ 106,18[illegible]
Commercial paper	57,397	—	—	57,39[illegible]
Certificates of deposit	29,218	77	—	29,29[illegible]
Corporate debt securities	214,127	1,202	(388)	214,941
Other debt securities	9,702	150	—	9,85[illegible]
Institutional fixed income fund	510,574	16,312	—	526,88[illegible]
Total available-for-sale	926,601	18,356	(403)	944,55[illegible]
Held-to-maturity:				
Time/term deposits	30,002	—	—	30,00[illegible]
U.S. Treasury securities	1,996	—	—	1,99[illegible]
Commercial paper	10,473	—	—	10,47[illegible]
Certificates of deposit	15,251	—	—	15,251
Other debt securities	999	—	—	99[illegible]
Total held-to-maturity	58,721	—	—	58,721
	$985,322	$18,356	$(403)	$1,003,27[illegible]

(In thousands) At December 31, 2001	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fai[illegible] Valu[illegible]
Available-for-sale:				
Time/term deposits	$ 900,900	$ —	$ —	$ 900,90[illegible]
Commercial paper	363,665	—	—	363,66[illegible]
Certificates of deposit	7,469	—	—	7,46[illegible]
Government securities	7,949	—	—	7,94[illegible]
Other debt securities	2,005	—	—	2,00[illegible]
Total available-for-sale	$1,281,988	$ —	$ —	$1,281,98[illegible]

The contractual maturities of debt securities classified as available-for-sale and held-to-maturity as of December 31, 2002 were as follows:

(In thousands)	Cost	Fair Value
Available-for-sale:		
Due within one year	$204,238	$204,207
Due after one year through five years	198,197	199,865
Due after five years through 10 years	—	—
Due after 10 years	13,592	13,596
	$416,027	$417,668
Held-to-maturity:		
Due within one year	$ 58,721	$ 58,721
Due after one year through five years	—	—
Due after five years through 10 years	—	—
Due after 10 years	—	—
	$ 58,721	$ 58,721

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step.

Goodwill in each reporting unit was tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 was initially adopted (transitional impairment test). Thereafter, it is required that goodwill must be tested for impairment at least on an annual basis (annual impairment test). The Company completed step one of the transitional impairment test during the second quarter of 2002 and its annual impairment test in the fourth quarter and determined there was no impairment of the recorded goodwill for any of the reporting units.

The Company's other intangibles, which all have finite lives, are being amortized over their estimated useful lives ranging from three to 10 years.

The following table presents the transitional disclosures for income (loss) from continuing operations and basic and diluted earnings (loss) per share from continuing operations for the years ended December 31, 2002, 2001 and 2000, respectively, to reflect the adoption of SFAS No. 142 as of January 1, 2002. Such disclosures add back goodwill amortization to the 2001 and 2000 results to be comparable with the 2002 results, which do not include goodwill amortization in accordance with the adoption of SFAS No. 142:

(In thousands except per share amounts)	2002	2001	2000
As-reported income (loss) from continuing operations	$4,447,205	$2,285,294	$(901,040)
Add back: goodwill amortization	—	153,926	172,206
Adjusted income (loss) from continuing operations	$4,447,205	$2,439,220	$(728,834)
Basic earnings (loss) per share from continuing operations:			
As-reported	$ 3.35	$ 1.74	$ (0.69)
Add back: goodwill amortization	—	0.12	0.13
Adjusted	$ 3.35	$ 1.86	$ (0.56)
Diluted earnings (loss) per share from continuing operations:			
As-reported	$ 3.33	$ 1.72	$ (0.69)
Add back: goodwill amortization	—	0.12	0.13
Adjusted	$ 3.33	$ 1.84	$ (0.56)

The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Total
Balance at January 1, 2002	$3,136,543	$589,004	$3,725,547
Goodwill write-off*	(10,035)	—	(10,035)
Currency translation adjustments	28,895	1,342	30,237
Balance as of December 31, 2002	$3,155,403	$590,346	$3,745,749

* *Write-off relates primarily to allocation of goodwill to the Company's generic human injectables product line, which was sold in the 2002 fourth quarter (see Note 2).*

6. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)	2002	2001
Commercial paper	$3,787,145	$4,817,205
Notes payable:		
6.50% Notes due 2002	—	250,000
5.875% Notes due 2004	500,000	500,000
7.90% Notes due 2005	1,000,000	1,000,000
6.25% Notes due 2006	1,000,000	1,000,000
6.70% Notes due 2011	1,500,000	1,500,000
7.25% debentures due 2023	250,000	250,000
Pollution control and industrial revenue bonds:		
2.1%–5.8% due 2006–2018	74,250	83,950
Other debt:		
0.7%–17.0% due 2003–2009	38,760	40,674
Fair value of debt attributable to interest rate swaps	200,780	12,802
	8,350,935	9,454,631
Less current portion	804,894	2,097,354
	$7,546,041	$7,357,277

The fair value of the Company's outstanding debt was $8,471.8 million and $9,607.7 million at December 31, 2002 and 2001, respectively. The fair value of the Company's outstanding debt was estimated based on market prices.

The weighted average interest rate on the commercial paper outstanding at December 31, 2002 and 2001 was 1.87% and 2.09%, respectively. The commercial paper had original maturities that did not exceed 270 days and a weighted average remaining maturity of 25 days and 37 days at December 31, 2002 and 2001, respectively.

Revolving Credit Facilities

In March 2001, the Company obtained a $3,000.0 million, 364-day credit facility (which supported borrowings under the commercial paper program). In March 2002, the Company renewed this $3,000.0 million credit facility for an additional 364-day term. Any borrowings under the $3,000.0 million, 364-day credit facility that are outstanding upon its termination in March 2003 are extendible by the Company for an additional year. The portion of commercial paper outstanding at December 31, 2002 supported by the $3,000.0 million, 364-day credit facility was classified as *Long-term debt* since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper or through the use of its $3,000.0 million credit facility as described above. The credit facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the March 2001 credit facility.

In March 2002, the Company reduced its $2,000.0 million credit facility to $1,000.0 million, which terminated on July 31, 2002. Subsequent to the termination, in August 2002, the Company obtained a new 364-day $2,000.0 million credit facility which supported borrowings under the commercial paper program. As a result of the proceeds received from the sales of the Company's Amgen common stock holdings, the committed amount available under the facility was reduced to zero on December 30, 2002, and the facility was terminated.

The proceeds from the credit facilities may be used to support commercial paper and the Company's general corporate and working capital requirements, including payments related to the *Redux* and *Pondimin* diet drug litigation. At December 31, 2002 and 2001, there were no borrowings outstanding under the facilities.

Notes

On March 30, 2001, the Company issued $3,000.0 million of Senior Notes (the Notes). These Notes consisted of three tranches, which pay interest semiannually on March 15 and September 15, in a transaction exempt from registration under the Securities Act of 1933, as amended (the Securities Act), pursuant to Rule 144A, as follows:

- $500.0 million 5.875% Notes due March 15, 2004
- $1,000.0 million 6.25% Notes due March 15, 2006
- $1,500.0 million 6.70% Notes due March 15, 2011

As of June 15, 2001, pursuant to an exchange offer made by the Company, substantially all the Notes had been exchanged for new notes which have almost identical terms and which have been registered under the Securities Act.

The interest rate payable on each series of Notes is subject to an increase of 0.25 percentage points per level of downgrade in the Company's credit rating by Moody's or S&P. However, the total adjustment to the interest rate for the series of Notes cannot exceed two percentage points. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $7.5 million of additional annual interest expense for every 0.25 percentage point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes is subject to a decrease of 0.25 percentage points for each level of credit rating increase. The interest rate payable for the series of Notes cannot be reduced below the original coupon rate of each series of Notes. In the case of the $1,500.0 million 6.70% Notes, the interest rate in effect on March 15, 2006 for such Notes will, thereafter, become the effective interest rate until maturity on March 15, 2011.

The Company entered into two $750.0 million notional amount interest rate swaps relating to the $1,500.0 million 6.70% Notes under which the Company effectively converted the fixed rate of interest on these Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

In addition to the $3,000.0 million of Notes described above, the Company has outstanding the following non-callable, unsecured and unsubordinated debt instruments:

- $1,000.0 million 7.90% Notes due February 2005 with interest payments due on February 15 and August 15
- $250.0 million 7.25% debentures due March 2023 with interest payments due on March 1 and September 1

The aggregate maturities of debt during the next five years and thereafter at December 31, 2002 are as follows:

(In thousands)	
2003	$ 804,894
2004	506,476
2005	1,017,988
2006	1,012,487
2007	387
Thereafter	2,008,703
	5,350,935
Commercial paper classified as *Long-term debt*	3,000,000
Total debt	$8,350,935

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2002, 2001 and 2000 amounted to $375.8 million, $331.7 million and $343.0 million, respectively.

Interest expense, net included interest income of $92.1 million, $154.8 million and $181.3 million in 2002, 2001 and 2000, respectively. Interest capitalized in connection with capital projects was $88.0 million, $94.3 million and $43.3 million in 2002, 2001 and 2000, respectively.

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the *Redux* and *Pondimin* litigation (see Note 14), reserves relating to income taxes, environmental matters, product liability and other litigation, as well as restructuring, pension and other employee benefit liabilities, and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $379.7 million and $364.2 million at December 31, 2002 and 2001, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds or the timing of payments. See Note 14 for discussion of contingencies.

In 2000, the Company introduced a new incentive program to employees, the Performance Incentive Award Program (PIA), which provides financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA. The value of PIA awards for 2002, 2001 and 2000 was $39.6 million, $117.3 million and $94.7 million, respectively. Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 798,304 and 875,206 shares were outstanding at December 31, 2002 and 2001, respectively.

8. Pensions and Other Postretirement Benefits

Pensions: The Company sponsors various retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations. Total pension expense from continuing operations for both defined benefit and defined contribution plans for 2002, 2001 and 2000 was $208.5 million, $141.9 million and $107.7 million, respectively. Pension expense from continuing operations for defined contribution plans for 2002, 2001 and 2000 totaled $71.1 million, $67.0 million and $62.9 million, respectively.

Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. Pension plan assets to fund the Company's obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company. Investment responsibility for these assets is assigned to outside investment managers, and employees do not have the ability to direct these assets.

Generally, contributions to defined contribution plans are based on a percentage of the employee's compensation. The Company's 401(k) savings plans have been established for substantially all U.S. employees. Certain employees are eligible to enroll in the plan on their hire date and can contribute between 1% and 16% of their annual pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of annual pay contributed to the plan, or a maximum of 3% of annual pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including the Company's common stock. All contributions to the Company's common stock, whether by employee or employer, can be transferred to other fund choices daily.

Other Postretirement Benefits: The Company provides postretirement health care and life insurance benefits for retired employees of most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

The change in projected benefit obligation, change in plan assets, reconciliation of funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit plans (principally U.S. plans) for 2002 and 2001 were as follows:

	Pensions		Other Postretirement Benefits	
Change in Projected Benefit Obligation (In thousands)	**2002**	**2001**	**2002**	**2001**
Projected benefit obligation at January 1	$3,316,032	$3,210,575	$1,270,085	$1,020,330
Service cost	95,695	78,634	31,764	24,179
Interest cost	233,169	226,786	87,681	76,966
Amendments and other adjustments	95,537	9,796	(38,331)	—
Net actuarial loss	418,212	104,938	170,301	227,758
Benefits paid	(302,082)	(284,603)	(88,707)	(78,516)
Currency translation adjustment	38,206	(30,094)	333	(632)
Projected benefit obligation at December 31	$3,894,769	$3,316,032	$1,433,126	$1,270,085

Change in Plan Assets (In thousands)	Pensions		Other Postretirement Benefits	
	2002	2001	2002	200
Fair value of plan assets at January 1	$ 2,738,622	$2,816,016	$ —	$ —
Actual return on plan assets	(215,402)	(213,908)	—	—
Amendments and other adjustments	67,175	6,754	—	—
Company contributions	909,602	429,710	88,707	78,51
Benefits paid	(302,082)	(284,603)	(88,707)	(78,51
Currency translation adjustment	17,113	(15,347)	—	—
Fair value of plan assets at December 31	$ 3,215,028	$2,738,622	$ —	$ —

Reconciliation of Funded Status (In thousands)	Pensions		Other Postretirement Benefits	
	2002	2001	2002	200
Funded status	$ 679,741	$ 577,410	$1,433,126	$1,270,08
Unrecognized net actuarial loss	(1,459,416)	(603,051)	(406,684)	(243,29
Unrecognized prior service cost	(55,283)	(57,193)	23,639	(16,69
Unrecognized net transition obligation	(4,717)	(5,301)	—	—
Net amount recognized	$ (839,675)	$ (88,135)	$1,050,081	$1,010,09

Amount Recognized in the Consolidated Balance Sheets (In thousands)	Pensions	
	2002	2001
Prepaid benefit cost	$(1,084,072)	$ (212,967)
Accrued benefit liability	335,421	124,832
Intangible asset	(19,943)	—
Accumulated other comprehensive income	(71,081)	—
Net amount recognized	$ (839,675)	$ (88,135)

At December 31, 2002 and 2001, the accumulated benefit obligations (ABO), which represent the obligations for benefits earned in the defined benefit plans before considering plan assets, were $3,449.3 million and $2,971.8 million, respectively. The ABO exceeded the plan assets by $234.3 million and $233.2 million at December 31, 2002 and 2001, respectively. This difference is primarily attributable to unfunded executive retirement plans and certain international plans.

In December 2002 and 2001, the Company made contributions to the U.S. defined benefit pension plans of $875.0 million and $400.0 million, respectively, due primarily to the decrease in the plan assets and, as a result, the anticipation of future statutory funding requirements. The contributions made during the last two years fully funded the primary U.S. defined benefit pension plan. The decline in the global equity markets that occurred during the past three years contributed significantly to the decrease in the plan assets. The impact of the negative market returns caused most of the increase in the unrecognized net actuarial loss since most of the difference between the expected return and actual return on plan assets is deferred.

The net actuarial loss for other postretirement benefits of $170.3 million in 2002 resulted primarily from a change in the assumption for future increases in per capita cost of health care benefits and other changes in actuarial assumptions.

There were no plan assets for the Company's other postretirement benefit plans at December 31, 2002 and 2001 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was $85.0 million at December 31 2002 and 2001.

Assumptions used in developing the projected benefit obligations at December 31 were as follows (the expected return on plan assets is used in the determination of the net periodic benefit cost in the following year):

Weighted Average Assumptions at December 31,	Pensions			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	200
Discount rate	6.75%	7.25%	7.5%	6.75%	7.25%	7.
Rate of compensation increase	4.0%	4.0%	4.0%	—	—	—
Expected return on plan assets	9.0%	9.25%	9.5%	—	—	—
Increases in per capita cost of health care benefits that gradually decrease and are held constant after four years	—	—	—	9.5%–5.0%	9.5%–5.0%	7.0%–5.

The assumed health care cost trend rates have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rates would increase the postretirement benefit obligation by $178.8 million and the total service and interest cost components by $16.8 million. A one percentage point decrease in the assumed health care cost trend rates would decrease the postretirement benefit obligation by $147.7 million and the total service and interest cost components by $13.6 million.

Net periodic benefit cost from continuing operations of the Company's defined benefit plans for 2002, 2001 and 2000 (principally U.S. plans) was as follows:

Components of Net Periodic Benefit Cost from Continuing Operations (In thousands)	Pensions			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	$ 95,695	$ 78,634	$ 74,656	$ 31,764	$ 24,179	$20,460
Interest cost	233,169	226,786	225,248	87,681	76,966	77,666
Expected return on plan assets	(236,490)	(246,449)	(270,131)	—	—	—
Amortization of prior service cost	7,146	11,720	10,704	2,003	2,003	330
Amortization of transition obligation	1,057	1,999	2,184	—	—	—
Recognized net actuarial loss	36,798	2,250	2,091	7,164	127	134
Net periodic benefit cost from continuing operations	$ 137,375	$ 74,940	$ 44,752	$128,612	$103,275	$98,590

Net periodic pension benefit cost from continuing operations was higher in 2002 compared with 2001 due primarily to increases in the service cost and the recognized net actuarial loss of the U.S. pension plans. The recognized net actuarial loss increased as a result of amortizing the unrecognized net actuarial loss which represents actuarial losses accumulated through 2001, primarily resulting from the negative market returns discussed above.

In 2000, as a result of the sale of the Cyanamid Agricultural Products business, the Company realized a curtailment gain related to the pension plans of $25.5 million. This curtailment gain was recorded in *Loss on disposal of agricultural products business*.

9. Derivative Instruments and Foreign Currency Risk Management Programs

As of January 1, 2001, the Company adopted SFAS Nos. 133 and 138, which require that all derivative financial instruments be measured at fair value and be recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either income (loss) or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The fair value of forward contracts and interest rate swaps reflects the present value of the future potential gain or loss if settlement were to take place on December 31, 2002, with the fair value of option contracts reflecting the present value of future cash flows if the contracts were settled on December 31, 2002. The impact on the Company's financial position, results of operations and cash flows, upon adoption of these pronouncements, was immaterial.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts outstanding as of December 31, 2002 were as follows:

1. Short-term foreign exchange forward contracts and swap contracts are used to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings in accordance with the requirements of SFAS Nos. 133 and 138. The Company recorded a loss of $88.1 million and a gain of $28.7 million in *Other income, net* relating to gains and losses on these foreign exchange forward contracts and swap contracts for 2002 and 2001, respectively. These amounts consist of gains and losses from contracts settled during 2002 and 2001, as well as contracts outstanding at December 31, 2002 and 2001 that are recorded at fair value.
2. The Company uses foreign currency put options and foreign currency forward contracts in its cash flow hedging program to cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges and, in accordance with SFAS Nos. 133 and 138, any unrealized gains or losses are included in accumulated other comprehensive income (loss) with the corresponding asset or liability recorded on the balance sheet. As of December 31, 2002 and 2001, an after-tax loss of $17.6 million and an after-tax gain of $4.4 million, respectively, relating to these cash flow hedges were included in *Accumulated other comprehensive loss* with the corresponding assets/liabilities recorded in *Other current assets including deferred taxes/Accrued expenses*. The unrealized net losses in *Accumulated other comprehensive loss* will be reclassified into the Consolidated Statement of Operations when the inventory is sold to a third party. As such, the Company anticipates recognizing

these net losses during the next six months. For the years ended December 31, 2002 and 2001, the Company had losses of $12.1 million and gains of $33.8 million, respectively, included in *Other income, net* relating to these cash flow hedges. Put option contracts outstanding as of December 31, 2002 expire no later than September 2003.

Occasionally the Company purchases foreign currency put options outside of the cash flow hedging program to protect additional intercompany inventory sales. These put options do not qualify as cash flow hedges under SFAS Nos. 133 and 138 and were recorded at fair value with all gains or losses, which were not significant for 2001, recognized in current period earnings. The Company did not purchase any foreign currency put options outside of the cash flow hedging program during 2002.

In addition to the programs identified above, the Company has entered into a foreign exchange forward contract to hedge against foreign exchange fluctuations on a yen-denominated long-term intercompany loan to the Company's Japanese subsidiary. The forward contract has been designated as and qualifies for foreign currency cash flow hedge accounting treatment. As of December 31, 2002 and 2001, the Company had recorded after-tax gains of $3.3 million and $3.5 million, respectively, in *Accumulated other comprehensive loss* relating to this foreign exchange forward contract.

The Company also has entered into interest rate swaps to manage interest rate exposures. The Company strives to achieve a desired balance between fixed-rate and floating-rate debt and has entered into two effective fair value interest rate swaps on its $1,500.0 million 6.70% Notes to ensure this desired balance between fixed-rate and floating-rate debt. The interest rate swaps effectively converted a portion of the Company's fixed-rate debt into floating-rate debt. Interest expense on the $1,500.0 million 6.70% Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of the swaps relating to the $1,500.0 million 6.70% Notes, excluding accrued interest, were assets of $200.8 million and $12.8 million as of December 31, 2002 and 2001, respectively. The fair value of these swaps has been recorded in *Other assets including deferred taxes* with the corresponding adjustment recorded to the underlying 6.70% Notes in *Long-term debt.*

10. Income Taxes

The provision (benefit) for federal and foreign income taxes from continuing operations consisted of:

(In thousands) Years Ended December 31,	2002	2001	200
Current:			
Federal	$ 159,487	$ (96,805)	$ 321,48
Foreign	381,018	412,438	292,79
	540,505	315,633	614,28
Deferred:			
Federal	1,126,839	270,144	(836,88
Foreign	(17,304)	(2,324)	22,60
	1,109,535	267,820	(814,28
	$1,650,040	$583,453	$(200,00

Net deferred tax assets inclusive of valuation allowances for certain deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2002	200
Net current deferred tax assets	$1,187,451	$1,526,69
Net noncurrent deferred tax assets	802,581	1,583,59
Net deferred tax assets	$1,990,032	$3,110,28

Deferred income taxes are provided for temporary difference between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves, which currently are not deductible for tax purposes, as well as net operating loss carryforwards generated primarily from deductible payments associated with the *Redux* and *Pondimin* diet drug litigation. Deferred tax liabilities result principally from tax on earnings expected to be remitted to the United States, the use of accelerated depreciation for tax purposes, contributions made to the Company's pension plans and taxes to be paid on expected gains to be realized on selling the remaining shares of Amgen common stock the Company held at December 31, 2002.

The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	2002	2001
Deferred tax assets:		
Diet drug product litigation accruals	$ 682,927	$ 650,192
Product litigation and environmental liabilities and other accruals	590,087	660,282
Postretirement, pension and other employee benefits	579,547	536,676
Net operating loss and other tax credit carryforwards	1,228,939	1,756,522
Goodwill impairment	48,836	52,837
Restructuring and product discontinuations	128,509	113,638
Inventory reserves	163,936	127,175
Investments and advances	27,685	31,869
Research and development costs	493,303	554,521
Intangibles	63,288	58,538
Other	57,991	40,375
Total deferred tax assets	4,065,048	4,582,625
Deferred tax liabilities:		
Tax on earnings expected to be remitted to the United States	(700,000)	(700,000)
Depreciation	(343,762)	(370,916)
Pension benefits and other employee benefits	(345,606)	(140,004)
Investments	(478,441)	—
Equity investments	—	(110,204)
Other	(158,570)	(101,630)
Total deferred tax liabilities	(2,026,379)	(1,422,754)
Deferred tax asset valuation allowances	(48,637)	(49,582)
Net deferred tax assets	$ 1,990,032	$ 3,110,289

Valuation allowances have been established for certain deferred tax assets related to environmental liabilities and other operating accruals as the Company determined that it was more likely than not that these benefits will not be realized.

The Company has provided $700.0 million of federal income taxes on unremitted earnings from its international subsidiaries that may be remitted back to the United States. Federal income taxes were not provided on unremitted earnings expected to be permanently reinvested internationally. If federal income taxes were provided, they would approximate $930.0 million.

Reconciliations between the Company's effective tax rate and the U.S. statutory rate from continuing operations, excluding the diet drug litigation charges in 2002, 2001 and 2000 (see Note 14), gains relating to Immunex/Amgen common stock transactions (see Note 2), the effect of the termination fee in 2000 (see Note 3), goodwill impairment in 2000 (see Note 3) and special charges in 2002 and 2000 (see Note 3), were as follows:

Tax Rate Years Ended December 31,	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of Puerto Rico and Ireland manufacturing operations	(10.3)	(9.1)	(8.6)
Research credits	(1.9)	(2.1)	(1.7)
Goodwill amortization	—	1.2	1.5
Other, net	(1.7)	(0.9)	(0.7)
Effective tax rate from continuing operations	21.1%	24.1%	25.5%

Including the effect of the 2002 litigation charge and special charge (which had tax benefits of 35.0% and 31.5%, respectively) and gains relating to Immunex/Amgen common stock transactions (which had a tax provision of 35.6%), the overall effective tax rate from continuing operations in 2002 was 27.1%. Including the effect of the 2001 litigation charge (which had a 35.3% tax benefit), the overall effective tax rate from continuing operations in 2001 was 20.3%. Including the effect of the termination fee and the gain on the sale of Immunex common stock in 2000 (which had tax provisions of 35.0% and 31.4%, respectively) and the tax benefits associated with the 2000 litigation charge, goodwill impairment and special charges (with effective rates of 28.3%, 15.0% and 35.2%, respectively), the overall effective tax rate from continuing operations in 2000 was an 18.2% tax benefit.

Total income tax payments, net of tax refunds, for continuing and discontinued operations in 2002, 2001 and 2000 amounted to $535.8 million, $493.6 million and $1,038.3 million, respectively.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2002 and 2001. Of the authorized preferred shares, there is a series of shares (18,318 and 20,486 outstanding at December 31, 2002 and 2001, respectively) which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

On October 7, 1999, the Company's Board of Directors declared a dividend of one preferred share purchase right for each share of common stock outstanding on October 18, 1999. The rights also apply to all future stock issuances. Each right permits the holder, under certain circumstances and upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Junior Participating

Preferred Stock of the Company (the Series A Preferred Stock) at an exercise price of $225 per one one-thousandth of a share of Series A Preferred Stock under a Rights Plan relating to such Series A Preferred Stock. The 5,000,000 shares of preferred stock authorized will be used for the exercise of any preferred share purchase rights. The Rights Plan has provisions that are triggered if any person or group acquires beneficial ownership of 15% or more of the outstanding common stock or acquires the Company in a merger or other business combination (an Acquiring Person). In such event, stockholders (other than the Acquiring Person) would receive stock of the Company or the Acquiring Person, as the case may be, having a market value of twice the exercise price along with substantially increased voting and dividend rights, among other things. The rights expire on October 7, 2009, and prior to there being an Acquiring Person, the Company may redeem the rights issued under the Rights Plan for $0.01 per right. The Company can, for as long as the rights are then redeemable, supplement or amend the Rights Plan in any respect without the approval of any holders of the rights. At any time after the rights no longer are redeemable, the Company may supplement or amend the Rights Plan in certain respects provided that no such supplement or amendment shall adversely affect the interests of the holders of Rights Certificates as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Changes in outstanding common shares during 2002, 2001 and 2000 were as follows:

(In thousands except shares of preferred stock)	2002	2001	2000
Balance at January 1	1,320,570	1,311,774	1,303,916
Issued for stock options	7,233	8,550	15,123
Purchases of common stock for treasury	(2,000)	—	(7,414)
Conversions of preferred stock (2,168, 1,462 and 2,293 shares in 2002, 2001 and 2000, respectively) and other exchanges	252	246	149
Balance at December 31	1,326,055	1,320,570	1,311,774

The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. During 2002, the Company repurchased 2,000,000 shares of common stock. At December 31, 2002, the Company was authorized to repurchase 4,492,460 common shares in the future.

Shares of common stock held in treasury at December 31, 2002 and 2001 were 96,276,705 and 101,684,219, respectively. The Company has not retired any shares held in treasury during 2002 and 2001.

12. Stock Options

The Company has five Stock Incentive Plans. Under the Stock Incentive Plans, options and restricted stock may be granted to purchase a maximum of 246,000,000 shares at prices not less than 100% of the fair market value of the Company's common stock on the date the option is granted. At December 31, 2002, there were 54,626,772 shares available for future grants under the Stock Incentive Plans. No further grants may be made under the Stock Incentive Plan approved in 1990.

The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years may be made to selected officers and employees. All stock option grants vest ratably over a three-year term. The plans also provide for the granting of stock appreciation rights (SAR), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2002, there were no outstanding SARs.

The Stock Incentive Plans allow for, among other things, the issuance of up to 32,000,000 shares, in the aggregate, as restricted stock awards. Restricted stock awards representing 326,510, 290,995 and 148,900 units were granted in 2002, 2001 and 2000, respectively, to certain employees, including key executives. Most of these units are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 2000 through 2006. The remaining units are converted generally at the end of four years.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. Under this plan, each director who is not a current or former employee receives a grant of stock options (currently 4,000 options per year) on the day of each annual meeting, which generally become exercisable on the next annual meeting date. Stock options granted to non-employee directors were 36,000, 36,000 and 21,000 in 2002, 2001 and 2000, respectively. Shares available for future grants at December 31, 2002 were 136,000.

Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 2002, 63,200 shares were available for future grants.

Stock option information related to the plans was as follows:

Stock Options	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price	2000	Weighted Average Exercise Price
Outstanding at January 1	100,003,072	$48.57	82,751,313	$43.74	85,244,130	$39.13
Granted	32,907,776	52.29	28,360,196	56.89	16,496,678	56.51
Canceled/forfeited	(2,866,185)	56.67	(2,558,655)	57.36	(3,866,134)	58.32
Exercised (2002–$14.52 to $65.16 per share)	(7,232,908)	30.09	(8,549,782)	26.74	(15,123,361)	27.90
Outstanding at December 31	122,811,755	50.47	100,003,072	48.57	82,751,313	43.74
Exercisable at December 31	68,484,510	47.57	57,205,798	41.93	51,830,094	35.31

The following table summarizes information regarding stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$14.52 to 19.99	8,687,206	1.6 years	$17.96	8,687,206	$17.96
20.00 to 29.99	3,208,270	3.2 years	26.35	3,208,270	26.35
30.00 to 39.99	20,886,087	6.8 years	35.48	10,414,279	36.18
40.00 to 49.99	665,280	6.7 years	45.35	466,985	46.15
50.00 to 59.99	49,863,882	7.4 years	55.27	28,739,122	54.34
60.00 to 65.32	39,501,030	8.0 years	61.51	16,968,648	62.29
	122,811,755			68,484,510	

13. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of changes in foreign currency translation adjustments, net unrealized gains (losses) on derivative contracts, net unrealized gains on marketable securities and minimum pension liability adjustments. The following table sets forth the changes in each component of *Accumulated other comprehensive loss*:

(In thousands)	Foreign Currency Translation Adjustments(1)	Net Unrealized Gains (Losses) on Derivative Contracts(2)	Net Unrealized Gains on Marketable Securities(2)	Minimum Pension Liability Adjustments(2)	Accumulated Other Comprehensive Loss
Balance January 1, 2000	$(614,967)	$ —	$ 1,482	$ —	$(613,485)
Period change	(70,496)	—	11,422	—	(59,074)
Balance December 31, 2000	(685,463)	—	12,904	—	(672,559)
Period change	(166,200)	7,865	(2,134)	—	(160,469)
Balance December 31, 2001	(851,663)	7,865	10,770	—	(833,028)
Period change	226,797	(22,132)	520,483	(47,691)	677,457
Balance December 31, 2002	$(624,866)	$(14,267)	$531,253	$(47,691)	$(155,571)

(1) Income taxes are generally not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts in 2002 and 2001 were $9,500 and $(1,000), respectively; for net unrealized gains on marketable securities in 2002 were $(279,200); and for minimum pension liability adjustments in 2002 were $23,390.

14. Contingencies and Commitments

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 7 for discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

The Company has been named as a defendant in numerous legal actions relating to the diet drugs *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or *Redux*, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of *Redux* and/or *Pondimin*, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease.

On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. The settlement covers all claims arising out of the use of *Redux* or *Pondimin*, except for claims of primary pulmonary hypertension (PPH), and is open to all *Redux* or *Pondimin* users in the United States.

On November 23, 1999, U.S. District Judge Louis C. Bechtle granted preliminary approval of the settlement and directed that notice of the settlement terms be provided to class members. The notice program began in December 1999. In early May 2000, the district court held a hearing on the fairness of the terms of the settlement, with an additional one-day hearing on August 10, 2000. On August 28, 2000, Judge Bechtle issued an order approving the settlement. Several appeals were taken from that order to the U.S. Court of Appeals for the Third Circuit. All but one of those appeals was withdrawn during 2001, and, on August 15, 2001, the Third Circuit affirmed the approval of the settlement. When no petitions to the U.S. Supreme Court for certiorari were filed by January 2, 2002, the settlement was deemed to have received final judicial approval on January 3, 2002.

Under the terms of the nationwide class action settlement, the period during which class members could register to receive a screening echocardiogram from the settlement trust ended on August 2, 2002. Those echocardiograms must be completed by July 3, 2003 unless that date is further extended by the court. Class members whose trust-supplied echocardiograms demonstrate FDA-positive levels of heart valve regurgitation (mild or greater aortic valve regurgitation or moderate or greater mitral valve regurgitation) will have 120 days to elect either to remain in the settlement or to withdraw from the settlement and proceed as an intermediate opt out (with specific rights and limitations defined in the settlement). Class members who chose to obtain their own echocardiogram outside of the settlement were required to have completed those echocardiograms by January 3, 2003; the date by which any of those class members whose echocardiograms show FDA-positive levels of regurgitation must make such an election is May 3, 2003.

As originally designed, the settlement was composed of two settlement funds. Fund A (with a present value at the time of settlement of $1,000.0 million) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A has been fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims.

In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement which provided for the merger of Funds A and B into a combined fund which now will cover all expenses and injury claims in connection with the settlement. The effect of the merger is to accelerate the spillover of the expected remainder in Fund A, which now will be available to pay Fund B claims. The merger of the two funds took place in January 2003.

Payments into the settlement fund may continue, if needed, until 2018. Payments to the settlement funds in 2002, 2001 and 2000 were $822.7 million, $936.7 million and $383.0 million, respectively.

Diet drug users choosing to opt out of the settlement class were required to do so by March 30, 2000. The Company has resolved the claims of all but a small percentage of these initial opt outs and continues to work toward resolving those that remain.

The settlement agreement also gives class members who participate in the settlement the opportunity to opt out of the settlement at two later stages, although there are restrictions on the nature of claims they can pursue outside of the settlement. Class members who are diagnosed with certain levels of valvular regurgitation within a specified time frame can opt out following their diagnosis and prior to receiving any further benefits under the settlement (intermediate opt outs). Class members who are diagnosed with certain levels of regurgitation and who elect to remain in the settlement, but who later develop a more severe valvular condition, may opt out at the time the more serious condition develops (back-end opt outs). Under either of these latter two opt out alternatives, class members may not seek or recover punitive damages, may sue only for the condition giving rise to the opt out right, and may not rely on verdicts, judgments or factual findings made in other lawsuits.

On January 18, 2002, as collateral for the Company's financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million and recorded such amount in *Other assets including deferred taxes*. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the settlement trust, an additional $45.0 million (later reduced to $35.0 million), also included in *Other assets including deferred taxes*, was added to the security fund, bringing the total amount in the security fund to $405.0 million. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade.

The Company recorded an initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share-diluted) in connection with the *Redux* and *Pondimin* litigation in 1999, an additional charge of $7,500.0 million in 2000 ($5,375.0 million after-tax or $4.11 per share-diluted), a third litigation charge of $950.0 million ($615.0 million after-tax or $0.46 per share-diluted) in 2001 and a fourth charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted) in the 2002 third quarter. The principal reason for the charge taken in the 2002 third quarter was that the volume and size of the claims filed in the nationwide diet drug settlement were greater than anticipated.

These charges are intended to cover the total amount required to resolve all diet drug litigation, including anticipated funding requirements for the nationwide class action settlement, costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right, costs to resolve the claims of PPH claimants and initial opt out claimants, and administrative and litigation expenses.

At December 31, 2002, $1,950.7 million of the litigation accrual remained; $925.0 million and $1,025.7 million were included in *Accrued expenses* and *Other noncurrent liabilities*, respectively. At December 31, 2001, $1,857.7 million of the then-existing litigation accrual remained; $1,150.0 million and $707.7 million were included in *Accrued expenses* and *Other noncurrent liabilities*, respectively. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $1,307.0 million, $7,257.9 million and $3,966.8 million for 2002, 2001 and 2000, respectively.

Based upon the information available at this time, the Company believes that its reserves will be adequate to cover the remaining obligations relating to the diet drug litigation. However, in light of the inherent uncertainty in estimating litigation exposure and the fact that substantial additional information will become available in the coming months, it is possible that additional reserves will be required.

The Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers.

In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

Commitments:

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2002 are as follows:

(In thousands)	
2003	$ 89,698
2004	69,271
2005	64,051
2006	55,355
2007	52,429
Thereafter	60,307
Total rental commitments	$391,111

Rental expense from continuing operations for all operating leases was $156.0 million, $133.7 million and $128.2 million in 2002, 2001 and 2000, respectively.

15. Company Data by Segment

The Company has three reportable segments: Pharmaceuticals, Consumer Healthcare and Corporate. The Company's Pharmaceuticals and Consumer Healthcare reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they manufacture, distribute and sell distinct products and provide services, which require various technologies and marketing strategies.

The Pharmaceuticals segment manufactures, distributes and sells branded human ethical pharmaceuticals, biologicals, nutritionals, and animal biologicals and pharmaceuticals. Principal products include women's health care products, neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments and immunological products. Principal animal health products include vaccines, pharmaceuticals, endectocides and growth implants.

The Consumer Healthcare segment manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, herbal products, and hemorrhoidal, antacid, asthma and other relief items.

Corporate is responsible for the treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company which are not allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in "Summary of Significant Accounting Policies" in Note 1. The Company evaluates the performance of the Pharmaceuticals and Consumer Healthcare reportable segments based on income from continuing operations before taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, gains relating to Immunex/Amgen common stock transactions, the

Warner-Lambert Company termination fee, certain litigation provisions, including the *Redux* and *Pondimin* litigation charges, goodwill impairment, special charges and other miscellaneous items.

Company Data by Reportable Segment

(Dollar amounts in millions) Years Ended December 31,	2002	2001	2000
Net Revenue from Customers[1]			
Pharmaceuticals	$12,386.6	$11,716.5	$10,772.6
Consumer Healthcare	2,197.4	2,267.2	2,308.7
Consolidated Total	$14,584.0	$13,983.7	$13,081.3
Income (Loss) from Continuing Operations before Taxes[2]			
Pharmaceuticals	$ 3,505.5	$ 3,503.5	$ 2,919.5
Consumer Healthcare	608.0	592.1	626.6
Corporate[3]	1,983.7	(1,226.9)	(4,647.1)
Consolidated Total	$ 6,097.2	$ 2,868.7	$ (1,101.0)
Depreciation and Amortization Expense[2]			
Pharmaceuticals	$ 434.8	$ 539.1	$ 458.8
Consumer Healthcare	32.1	53.1	61.0
Corporate	17.8	15.5	15.2
Consolidated Total	$ 484.7	$ 607.7	$ 535.0
Expenditures for Long-Lived Assets[5]			
Pharmaceuticals	$ 1,789.4	$ 1,827.7	$ 1,720.1
Consumer Healthcare	40.1	67.8	38.4
Corporate	126.3	137.1	55.0
Consolidated Total	$ 1,955.8	$ 2,032.6	$ 1,813.5
Total Assets at December 31,			
Pharmaceuticals[4]	$14,169.8	$13,820.3	$12,388.6
Consumer Healthcare	1,709.8	1,736.3	1,697.2
Corporate	10,115.3	7,411.3	7,006.7
Consolidated Total	$25,994.9	$22,967.9	$21,092.5

Company Data by Geographic Segment

(Dollar amounts in millions) Years Ended December 31,	2002	2001	200
Net Revenue from Customers[1][5]			
United States	$ 9,233.8	$ 8,903.2	$ 7,912.
United Kingdom	750.6	680.2	896.
Other International	4,599.6	4,400.3	4,272.
Consolidated Total	$14,584.0	$13,983.7	$13,081.
Long-Lived Assets at December 31,[5]			
United States	$ 7,737.7	$ 7,332.1	$ 6,228.
Ireland	1,341.0	652.7	386.
Other International	2,670.2	2,482.6	2,688.
Consolidated Total	$11,748.9	$10,467.4	$ 9,303.

(1) *The Company adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Net revenue for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance.*

(2) *Income (loss) from continuing operations before taxes included goodwill amortization for 2001 and 2000 as follows: Pharmaceuticals – $136.8 and $147.8, respectively, and Consumer Healthcare – $23.7 and $31.8, respectively. The Company ceased amortizing goodwill in accordance with SFAS No. 142 effective January 1, 2002.*

(3) *2002, 2001 and 2000 Corporate included litigation charges of $1,400.0, $950.0 and $7,500.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drug products* Redux *or* Pondimin. *The charges are intended to cover all anticipated payments in connection with the nationwide class action settlement, costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right, costs to resolve the claims of PPH claimants and initial opt out claimants, and administrative and litigation expenses (see Note 14). The charges related to the Pharmaceuticals operating segment.*

2002 Corporate also included:

- *A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs (see Note 2). The gain related to the Pharmaceuticals operating segment.*
- *A gain of $1,454.6 on the sale of a portion of the Company's Amgen common stock holdings. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses (see Note 2). The gain related to the Pharmaceuticals operating segment.*
- *A special charge of $340.8 for restructuring and related asset impairments (se Note 3). The charge related to the reportable segments as follows: Pharmaceuticals – $307.6, Consumer Healthcare – $17.1 and Corporate – $16.1*

2000 Corporate also included:

- *Income of $1,709.4 resulting from the receipt of an $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses (see Note 3).*
- *Income of $2,061.2 relating to the Company selling a portion of its investment in Immunex common stock in a public equity offering with Immunex (see Note 2). The transaction related to the Pharmaceuticals operating segment.*
- *Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the* Solgar *consumer healthcare product line. The charge related to the operating segments as follows: Pharmaceuticals – $231.0 and Consumer Healthcare – $170.0 (see Note 3).*
- *A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA (see Note 3). The charge related to the Consumer Healthcare operating segment.*

- *A special charge of $267.0 related to costs associated with certain product discontinuations (see Note 3). The charge related to the Pharmaceuticals operating segment.*

(4) 2001 and 2000 included an equity method investment in Immunex of $845.4 and $759.2, respectively. The Company did not retain an equity method investment in Immunex subsequent to July 15, 2002 (see Note 2).

(5) Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer. Long-lived assets consist of property, plant and equipment, goodwill, other intangibles, and other assets, excluding deferred taxes, net investments in equity companies and other investments.

16. Subsequent Events

Issuance of $1,800.0 Million of Notes

On February 11, 2003, the Company issued $1,800.0 million of Notes. The issuance consisted of two tranches of Notes, each of which pay interest semiannually as follows:

- $300.0 million 4.125% Notes due March 1, 2008 with interest payments due on March 1 and September 1
- $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments due on March 15 and September 15

The interest rate payable on both tranches of Notes is subject to an increase of 0.25 percentage points per level of downgrade in the Company's credit rating by Moody's or S&P. However, the total adjustment to the interest rate for either series of Notes cannot exceed two percentage points. There is no adjustment to the interest rate payable on either series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $4.5 million of additional annual interest expense for every 0.25 percentage point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes is subject to a decrease of 0.25 percentage points for each level of credit rating increase. The interest rate payable for both series of Notes cannot be reduced below the original coupon rate of either series of Notes. In the case of both series of Notes, the interest rate in effect on March 15, 2006 for such Notes will, thereafter, become the effective interest rate until maturity.

The Company entered into two interest rate swaps with an aggregate notional amount of $300.0 million relating to the $300.0 million 4.125% Notes and two interest rate swaps with an aggregate notional amount of $1,500.0 million relating to the $1,500.0 million 5.25% Notes whereby the Company effectively converted the fixed rate of interest on these Notes to a floating rate, which is based on LIBOR.

New Credit Facility

In March 2003, the Company's $3,000.0 million credit facility matured. Concurrent with this maturity, the Company entered into new credit facilities totaling $2,700.0 million. These facilities are composed of a $1,350.0 million, 364-day credit facility and a $1,350.0 million three-year credit facility. The maturity date of any borrowings under the $1,350.0 million, 364-day credit facility that are outstanding upon its termination in March 2004 is extendible by the Company for an additional year. The credit facilities contain substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the matured facility.

Security Fund Deposit

In February 2003, as required by the amendment to the settlement agreement merging the two settlement funds (see Note 14), an additional $535.2 million was added by the Company to the security fund.

Reports of Independent Accountants

To the Board of Directors and Stockholders of Wyeth:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 2000 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated January 24, 2002.

As discussed in Notes 1 and 5 to the financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the financial statements of Wyeth, for the year ended December 31, 2000, were audited by other independent accountants who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. We audited the transitional disclosures described in Note 5. In our opinion, the transitional disclosures for 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financia statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, NJ
January 27, 2003
except for Note 16
which is as of March 3, 2003

The following is a copy of a report issued by Arthur Andersen LLP and included in the 2001 Form 10-K report filed on March 29, 2002. This report has not been reissued by Arthur Andersen LLP and Arthur Andersen LLP has not consented to its use in this Annual Report on Form 10-K.

To the Board of Directors and Stockholders of Wyeth:

We have audited the accompanying consolidated balance sheets of Wyeth (formerly American Home Products Corporation—a Delaware corporation) and subsidiaries as of December 31, 2001* and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001.* These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wyeth and subsidiaries as of December 31, 2001* and 2000, anc the results of their operations and cash flows for each of the three years in the period ended December 31, 2001* in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
New York, New York
January 24, 2002

* *Subsequent to the date of this report, the consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended were audited by PricewaterhouseCoopers LLP, whose report appears above.*

Management Report on Financial Statements

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with the consolidated financial statements.

The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function, which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Company's consolidated financial statements have been audited by independent accountants who have expressed their opinion with respect to the fairness of these statements.

The Audit Committee of the Board of Directors, composed of non-employee directors, meets periodically with the independent accountants and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.

Robert Essner
Chairman, President and
Chief Executive Officer

Kenneth J. Martin
Executive Vice President and
Chief Financial Officer

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarte 200
Net revenue	$3,643,521	$3,502,848	$3,623,672	$3,813,99
Gross profit	2,841,342	2,615,633	2,565,550	2,643,12
Net income[1]	871,920	599,859	1,401,399	1,574,02
Diluted earnings per share[1]	0.65	0.45	1.05	1.1

(In thousands except per share amounts)	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarte 200
Net revenue[3]	$3,417,284	$3,183,393	$3,699,600	$3,683,46
Gross profit[3]	2,618,681	2,392,352	2,819,678	2,764,25
Net income[2]	733,554	476,996	252,072	822,67
Diluted earnings per share[2]	0.55	0.36	0.19	0.6

(1) *Third Quarter 2002 included a gain of $1,684,700 after-tax or $1.26 per share-diluted relating to the acquisition of Immunex by Amgen and a litigation charge of $910,000 after-tax or $0.68 per share-diluted to increase the reserve relating to the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin.

Fourth Quarter 2002 included a gain of $943,401 after-tax or $0.71 per share-diluted on the sales of 67,050,400 shares of Amgen common stock and a special charge of $233,500 after-tax or $0.18 per share-diluted for restructuring and related asset impairments.

(2) *Third Quarter 2001 included a litigation charge of $615,000 after-tax or $0.46 per share-diluted in connection with the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin.

(3) *First, Second, Third and Fourth Quarters 2001 were restated to reflect the adoption of new authoritative accounting guidance as of January 1, 2002 recognizing the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses.*

Market Prices of Common Stock and Dividends

	2002 Range of Prices*			2001 Range of Prices*		
	High	Low	Dividends per Share	High	Low	Dividend per Shar
First quarter	$66.51	$60.48	$0.23	$62.50	$52.00	$0.2
Second quarter	66.49	49.00	0.23	63.80	54.06	0.2
Third quarter	52.24	28.25	0.23	62.31	53.20	0.2
Fourth quarter	39.39	31.25	0.23	62.25	55.70	0.2

* *Prices are those of the New York Stock Exchange — Composite Transactions.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements on pages 28 to 51.

Results of Operations

The Company adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Financial information for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance. These reclassifications had no effect on total net revenue growth between the periods presented.

Net Revenue

Worldwide net revenue increased 4% to $14.6 billion for 2002. Worldwide net revenue increased 7% to $14.0 billion for 2001. The following table sets forth 2002, 2001 and 2000 worldwide net revenue by operating segment together with the percentage changes in worldwide net revenue from prior years:

(In millions) Net Revenue	Years Ended December 31,			2002 vs. 2001	2001 vs. 2000
	2002	2001	2000	% Increase (Decrease)	% Increase (Decrease)
Operating Segment:					
Pharmaceuticals	$12,386.6	$11,716.5	$10,772.6	6 %	9 %
Consumer Healthcare	2,197.4	2,267.2	2,308.7	(3)%	(2)%
Consolidated Net Revenue	$14,584.0	$13,983.7	$13,081.3	4 %	7 %

2002 vs. 2001

Worldwide pharmaceutical net revenue increased 6% (7% for human pharmaceuticals) for 2002. There was no foreign exchange impact on worldwide pharmaceutical net revenue for 2002. U.S. pharmaceutical net revenue increased 5% for 2002 due primarily to higher sales of *Protonix*, *Effexor*, *Rapamune* and *ReFacto* and alliance revenue offset, in part, by lower sales of *Premarin* family products, *Prevnar*, animal health products and generic products (due to the discontinuance of certain oral generics). The decline in animal health products revenues was due primarily to lower sales and higher-than-projected returns of *ProHeart* 6, a single dose, canine heartworm preventative product, offset, in part, by higher sales of the Company's West Nile virus biological vaccine for horses, which was introduced in the 2001 third quarter. Refer to "Certain Factors That May Affect Future Results" herein for additional discussion relating to *Premarin* family products and *Prevnar*.

International pharmaceutical net revenue increased 6% for 2002 due primarily to higher sales of *Effexor*, *Prevnar*, *Enbrel* (for which the Company has exclusive marketing rights outside of North America), *Rapamune* and *ReFacto* offset, in part, by lower sales of *Premarin* family products.

Worldwide consumer healthcare net revenue decreased 3% for 2002. There was no foreign exchange impact on worldwide consumer healthcare net revenue for 2002. U.S. consumer healthcare net revenue decreased 5% for 2002 as a result of lower sales of cough/cold/allergy products, *Advil* and *Denorex*, which was divested in February 2002, partially offset by higher sales of *Centrum* and initial sales of *Alavert*, which was introduced in the 2002 fourth quarter.

International consumer healthcare net revenue was flat for 2002 as lower sales of cough/cold/allergy products and *Caltrate* were offset by higher sales of *Advil*.

2001 vs. 2000

Worldwide pharmaceutical net revenue increased 9% (10% for human pharmaceuticals) for 2001. Excluding the negative impact of foreign exchange, worldwide pharmaceutical net revenue increased 11% for 2001. U.S. pharmaceutical net revenue increased 15% for 2001 due primarily to higher sales of *Protonix* (introduced in the 2000 second quarter), *Prevnar* (introduced in the 2000 first quarter), *Effexor* (as a result of higher volume and market share of new prescriptions as well as expanded indications), *Premarin* family products, *Cordarone* I.V. and alliance revenue offset, in part, by lower sales of *Ziac* (due to generic competition) and generic products (due to the discontinuance of certain oral generics).

International pharmaceutical net revenue decreased 1% for 2001 due primarily to lower sales of *Meningitec* and animal health products offset, in part, by higher sales of *Effexor* (as a result of higher volume and market share of new prescriptions as well as expanded indications), *Enbrel*, *Zoton* and nutritionals. Sales of *Meningitec*, the Company's meningococcal meningitis vaccine, decreased as compared with the prior year, as it was used in 2000 to vaccinate nearly all children and adolescents in the United Kingdom. The decline in animal health products revenues was due primarily to a general continued weakening in the livestock markets and continuing concerns about foot-and-mouth and mad cow diseases.

Worldwide consumer healthcare net revenue decreased 2% for 2001. Excluding the negative impact of foreign exchange, worldwide consumer healthcare net revenue was unchanged for 2001. U.S. consumer healthcare net revenue decreased 1% for 2001 as a result of lower sales of cough/cold/allergy products and *Flexagen* offset by higher sales of *Chap Stick*, *Caltrate* and *Advil*.

International consumer healthcare net revenue decreased 3% for 2001 due primarily to the divestiture of two international non-core products which occurred early in 2001, as well as lower sales of cough/cold/allergy products. These decreases were partially offset by higher sales of *Centrum* products, *Caltrate* and *Advil*.

The following table sets forth the significant 2002, 2001 and 2000 pharmaceutical and consumer healthcare worldwide net revenue by product:

Pharmaceuticals

(In millions) **Products**	**2002**	**2001**	**2000**
Effexor	$ 2,072.3	$ 1,542.0	$ 1,159.1
Premarin family	1,879.9	2,073.5	1,870.2
Protonix	1,070.8	561.3	145.0
Nutritionals	834.7	823.5	776.0
Prevnar	647.5	798.2	460.6
Oral contraceptives	576.3	703.4	738.5
Zosyn/Tazocin	406.1	439.8	384.5
Zoton	309.4	284.1	233.9
Cordarone	283.2	269.6	203.2
BeneFIX	219.2	212.8	180.0
Ativan	217.2	232.7	246.1
Synvisc	212.5	188.3	179.3
ReFacto	197.5	147.3	91.1
Generics	187.4	309.8	444.6
Enbrel	158.8	93.9	37.6
Rapamune	129.7	70.2	26.5
Minocin	117.1	122.1	147.2
Meningitec	90.1	78.6	322.6
Ziac/Zebeta	64.1	70.0	283.7
Animal health	653.3	776.2	793.0
Alliance revenue	418.8	322.4	188.3
Other	1,640.7	1,596.8	1,861.6
Total pharmaceuticals	$12,386.6	$11,716.5	$10,772.6

Consumer Healthcare

(In millions) **Products**	**2002**	**2001**	**200[illegible]**
Centrum	$ 516.2	$ 503.3	$ 486.[illegible]
*Advil**	442.7	453.7	451.[illegible]
Cough/cold/allergy products	463.9	529.7	538.[illegible]
Caltrate	142.4	148.3	133.[illegible]
Chap Stick	111.3	110.0	98.[illegible]
Alavert	8.5	—	—
Denorex	0.8	16.9	18.[illegible]
Other	511.6	505.3	582.[illegible]
Total consumer healthcare	$2,197.4	$2,267.2	$2,308.[illegible]

* Advil Cold & Sinus *family and Children's* Advil *family are included within the cough/cold/allergy product line.*

The following table sets forth the percentage changes in 2002 and 2001 worldwide net revenue by operating segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase (Decrease) Year Ended December 31, 2002				% Increase (Decrease) Year Ended December 31, 2001[1]			
	Volume	Price	Foreign Exchange	Total Net Revenue	Volume	Price	Foreign Exchange	Total Net Revenue
Pharmaceuticals								
United States	(2)%	7%	—	5 %	10 %	5%	—	15 %
International	5 %	1%	—	6 %	4 %	1%	(6)%	(1)%
Total	1 %	5%	—	6 %	8 %	3%	(2)%	9 %
Consumer Healthcare								
United States	(6)%	1%	—	(5)%	(3)%	2%	—	(1)%
International	(1)%	2%	(1)%	—	(1)%	3%	(5)%	(3)%
Total	(4)%	1%	—	(3)%	(2)%	2%	(2)%	(2)%
Total								
United States	(2)%	6%	—	4 %	8 %	4%	—	12 %
International	4 %	1%	—	5 %	4 %	1%	(6)%	(1)%
Total	—	4%	—	4 %	6 %	3%	(2)%	7 %

(1) *2001 was restated to reflect the adoption of new authoritative accounting guidance as of January 1, 2002 recognizing the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses.*

Operating Expenses

2002 vs. 2001

Cost of goods sold, as a percentage of *Net revenue*, increased to 26.9% for 2002 compared with 24.2% for 2001. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2002 was 27.7%, a 2.9% increase from 24.8% in 2001. The decline in margin was due primarily to a less profitable product mix as a result of lower sales of higher margin products (e.g., *Premarin* family and *Prevnar*) and higher sales of lower margin products (e.g., *Protonix*, *ReFacto*, *Centrum* products) in both the pharmaceuticals and consumer healthcare segments, combined with increased costs associated with addressing various manufacturing issues.

Selling, general and administrative expenses, as a percentage of *Net revenue*, decreased to 34.4% for 2002 compared with 34.9% for 2001 (excluding the effect of goodwill amortization from 2001). The slightly lower ratio of selling, general and administrative expenses resulted from significant cost-containment efforts directed specifically at marketing expenses in the pharmaceuticals and consumer healthcare segments offset, in part, by higher selling expenses related to an expansion in the global sales force.

Research and development expenses increased 11% for 2002 due primarily to increased head count, clinical grant spending, cost-sharing expenditures relating to pharmaceutical collaborations and other research operating expenses (including higher chemical and material costs) offset, in part, by lower payments under licensing agreements. Pharmaceutical research and development expenditures accounted for 95%, 96% and 96% of total research and development expenditures in 2002, 2001 and 2000, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical net revenue, exclusive of nutritional sales and alliance revenue, were 18%, 17% and 16% in 2002, 2001 and 2000, respectively.

2001 vs. 2000

Cost of goods sold, as a percentage of *Net revenue*, decreased to 24.2% for 2001 compared with 25.0% for 2000. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2001 was 24.8%, a 0.6% decrease from 25.4% in 2000. The margin improvement resulted from a more profitable mix as a result of increased sales of higher margin products in both the pharmaceuticals and consumer healthcare segments and lower royalty expenses offset, in part, by increased costs associated with improving the U.S. technical operations and product supply processes.

Selling, general and administrative expenses, as a percentage of *Net revenue*, decreased to 36.0% for 2001 compared with 37.1% for 2000. The lower ratio of selling, general and administrative expenses resulted from non-recurring launch expenses, primarily media, related to pharmaceutical product launches in 2000 and lower co-promotion expenses for *Ziac* due to reduced sales as a result of generic competition. This ratio improvement was partially offset by an increase in selling and marketing expenses in the Company's animal health division to support the domestic launch of *ProHeart* 6, a new single dose, canine heartworm preventative product.

Research and development expenses increased 11% for 2001 due primarily to increased head count, ongoing clinical trials of pharmaceuticals in several therapeutic categories and other research operating expenses (including higher chemical and material costs). These increases were partially offset by lower costs resulting from the timing of payments pursuant to certain pharmaceutical collaborations and lower payments under licensing agreements.

Interest Expense and Other Income

2002 vs. 2001

Interest expense, net increased 38% for 2002 due primarily to lower interest income as compared with 2001. Weighted average debt outstanding during 2002 and 2001 was $10,155.2 million and $7,283.7 million, respectively. However, the impact of higher weighted average debt outstanding was offset by lower interest rates on outstanding commercial paper and capitalized interest relating to capital projects.

Other income, net increased 40% for 2002 primarily as a result of the Company completing the sale of certain of its assets relating to the generic human injectables product line, which resulted in a gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted). In addition, the Company received proceeds from a settlement regarding price fixing by certain vitamin suppliers offset, in part, by lower equity income and the non-recurrence of income received in 2001 related to the divestiture of certain product rights.

2001 vs. 2000

Interest expense, net increased substantially for 2001 due primarily to higher weighted average debt outstanding as compared with 2000. Weighted average debt outstanding during 2001 and 2000 was $7,283.7 million and $3,853.0 million, respectively. The increase in interest expense was partially offset by higher capitalized interest resulting from additional capital projects, recognized during 2001, and lower interest rates on outstanding commercial paper.

Other income, net increased 70% for 2001 due primarily to lower non-recurring charges as compared with 2000 (including payments for access to various pharmaceutical collaborations, costs associated with a consent decree entered into with the U.S. Food and Drug Administration (FDA) and costs related to a product discontinuation), higher gains on the sales of non-strategic assets and higher equity income.

2002, 2001 and 2000 Unusual Transactions

Gains Related to Immunex/Amgen Common Stock Transactions

In the 2002 fourth quarter, the Company recorded a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted) from the sales of 67,050,400 shares of Amgen Inc.'s (Amgen) common stock, received in connection with Amgen's acquisition of Immunex Corporation (Immunex), resulting in net proceeds of $3,250.8 million. The gain was determined by comparing the basis of the shares sold of $1,782.7 million with the net proceeds received reduced by certain related expenses (see Note 2 to the consolidated financial statements).

In the 2002 third quarter, the Company recorded a gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 million in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1 million, over the Company's book basis of its investment in Immunex and certain transaction costs. The gain on the shares exchanged is based on the quoted market price of Amgen common stock on July 15, 2002 (the closing date) reduced by a discount for certain stock marketability restrictions (see Note 2 to the consolidated financial statements).

In November 2000, the Company and Immunex completed a public equity offering in which the Company sold 60.5 million shares of Immunex common stock. Proceeds to the Company were $2,404.9 million, resulting in a gain on the sale of $2,061.2 million ($1,414.9 million after-tax or $1.08 per share-diluted). The Company used the net proceeds from this sale to reduce outstanding commercial paper and for other general corporate purposes (see Note 2 to the consolidated financial statements).

Litigation Charges

In the 2002 third quarter, the Company recorded a charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted) to increase the reserve relating to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* diet drug litigation. The principal reason for this charge was that the volume and size of the claims filed in the nationwide diet drug settlement were greater than anticipated. An initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share-diluted) was recorded in the 1999 third quarter followed by an additional litigation charge of $7,500.0 million ($5,375.0 million after-tax or $4.11 per share-diluted) recorded in the 2000 fourth quarter and a third litigation charge of $950.0 million ($615.0 million after-tax or $0.46 per share-diluted) recorded during the 2001 third quarter. These charges are intended to cover the total amount required to resolve all diet drug litigation, including anticipated funding requirements for the nationwide class action settlement and costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right. Additionally, these charges will cover any remaining administrative and legal expenses and costs associated with the resolution of the claims of the remaining initial opt outs and primary pulmonary hypertension (PPH) claimants (see Note 14 to the consolidated financial statements and the "Liquidity, Financial Condition and Capital Resources" section herein for further discussion relating to the Company's additional financing requirements for the future settlement payments).

Special Charges

In the 2002 fourth quarter, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions cover approximately 3,150 employees worldwide (see Note 3 to the consolidated financial statements).

In November 2000, in accordance with an FDA request, the Company immediately ceased global production and shipments of any products containing phenylpropanolamine (PPA) and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, the Company recorded a special charge of $80.0 million ($52.0 million after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory (see Note 3 to the consolidated financial statements).

During the 2000 fourth quarter, the Company recorded a special charge of $267.0 million ($173.0 million after-tax or $0.13 per share-diluted) related to the discontinuation of certain products. The special charge provided for fixed asset impairments, inventory write-offs, severance obligations, idle plant costs and contract termination costs (see Note 3 to the consolidated financial statements).

At December 31, 2000, the Company performed goodwill and other intangible reviews and noted that projected profitability and future cash flows associated with generic pharmaceuticals and the *Solgar* consumer healthcare product line would not be sufficient to recover the remaining goodwill related to these product lines. As a result, the Company recorded a special charge of $401.0 million ($341.0 million after-tax or $0.26 per share-diluted) to write down the carrying value of goodwill related to these product lines, to fair value, representing discounted future cash flows (see Note 3 to the consolidated financial statements).

Termination Fee

During the 2000 first quarter, the Company and Warner-Lambert Company terminated their merger agreement. The Company recorded income of $1,709.4 million ($1,111.1 million after-tax or $0.85 per share-diluted) resulting from the receipt of an $1,800.0 million termination fee provided for under the merger agreement offset, in part, by certain related expenses (see Note 3 to the consolidated financial statements).

Income (Loss) from Continuing Operations before Taxes

The following table sets forth worldwide income (loss) from continuing operations before taxes by operating segment together with the percentage changes from the comparable periods in the prior year:

(Dollar amounts in millions)

Income (Loss) from Continuing Operations before Taxes[1]	Years Ended December 31, 2002	2001	2000	2002 vs. 2001 % Increase	2001 vs. 2000 % Increase (Decrease)
Operating Segment:					
Pharmaceuticals	$3,505.5	$ 3,503.5	$ 2,919.5	—	20 %
Consumer Healthcare	608.0	592.1	626.6	3%	(6)%
	4,113.5	4,095.6	3,546.1	—	15 %
Corporate[2]	1,983.7	(1,226.9)	(4,647.1)	—	(74)%
Total[3]	$6,097.2	$ 2,868.7	$(1,101.0)	—	—

(1) *Income (loss) from continuing operations before taxes included goodwill amortization for 2001 and 2000 as follows: Pharmaceuticals—$136.8 and $147.8, respectively, and Consumer Healthcare—$23.7 and $31.8, respectively. The Company ceased amortizing goodwill in accordance with SFAS No. 142 effective January 1, 2002. Excluding goodwill amortization from the 2001 and 2000 results, Pharmaceuticals and Consumer Healthcare income (loss) from continuing operations before taxes decreased 4% and 1%, respectively, for 2002 and increased 19% and decreased 6%, respectively, for 2001.*

(2) *2002, 2001 and 2000 Corporate included litigation charges of $1,400.0, $950.0 and $7,500.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin. *These charges are intended to cover all anticipated payments in connection with the nationwide class action settlement, costs to resolve the claims of any members of the settlement class who in the future may exercise an intermediate or back-end opt out right, costs to resolve the claims of PPH claimants and initial opt out claimants, and administrative and litigation expenses.*

2002 Corporate also included:

- *A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs.*
- *A gain of $1,454.6 from the sales of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses.*
- *A special charge of $340.8 for restructuring and related asset impairments.*

2000 Corporate also included:

- *Income of $1,709.4 resulting from the receipt of an $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses.*
- *Income of $2,061.2 related to the Company selling a portion of its investment in Immunex common stock in a public equity offering with Immunex.*
- *Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the* Solgar *consumer healthcare product line.*
- *A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA.*
- *A special charge of $267.0 related to costs associated with certain product discontinuations.*

Excluding the 2002, 2001 and 2000 litigation charges, 2002 and 2000 gains relating to Immunex/Amgen common stock transactions, 2000 termination fee, 2000 goodwill impairment, and 2002 and 2000 special charges, Corporate expenses, net increased 29% and 63% for 2002 and 2001, respectively.

(3) *Excluding the 2002, 2001 and 2000 litigation charges, 2002 and 2000 gains relating to Immunex/Amgen common stock transactions, 2000 termination fee, 2000 goodwill impairment, and 2002 and 2000 special charges, total income (loss) from continuing operations before taxes decreased 2% for 2002 and increased 13% for 2001.*

The following explanations of changes in income (loss) from continuing operations before taxes, by operating segment, for 2002 compared with 2001 and 2001 compared with 2000, exclude items listed in footnote (2) to the table above.

Pharmaceuticals

Worldwide pharmaceutical income from continuing operations before taxes decreased 4% (less than 1% for human pharmaceuticals) for 2002, excluding 2001 goodwill amortization, due to higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses offset, in part, by higher worldwide net revenue. Higher research and development expenses were primarily due to increased head count, clinical grant spending, cost-sharing expenditures relating to pharmaceutical collaborations and other research operating expenses (including higher chemical and material costs) offset, in part, by lower payments under licensing agreements.

Worldwide pharmaceutical income from continuing operations before taxes increased 19% (20% for human pharmaceuticals) for 2001, excluding goodwill amortization from the 2001 and 2000 results, due primarily to higher U.S. net revenue (favorable product mix) and other income, net (primarily lower non-recurring charges and higher gains on asset sales) offset, in part, by higher selling, general and administrative expenses and research and development expenses. Higher selling, general and administrative expenses were due primarily to increased promotional expenses to support existing product lines and sales force expansion offset, in part, by a decrease in marketing expenses related to product launches that occurred in 2000.

Consumer Healthcare

Worldwide consumer healthcare income from continuing operations before taxes decreased 1% for 2002, excluding 2001 goodwill amortization, due primarily to lower U.S. sales and higher research and development expenses offset, in part, by higher other income, net (primarily attributable to the proceeds received from a settlement regarding price fixing by certain vitamin suppliers). Worldwide consumer healthcare income from continuing operations before taxes decreased 6% for 2001, excluding goodwill amortization from the 2001 and 2000 results due primarily to lower worldwide sales and lower other income, net (primarily lower gains on sales of non-strategic assets).

Corporate

Corporate expenses, net increased 29% for 2002 due primarily to higher general and administrative expenses and interest expense, net resulting from lower interest income during 2002. Corporate expenses, net increased 63% for 2001 due primarily to higher interest expense, net and lower other income, net related to an insurance recovery of environmental costs recorded in 2000 offset, in part, by lower general and administrative expenses.

Effective Tax Rate

The effective tax rates for 2002, 2001 and 2000 were 21.1%, 23.3% and 24.4%, respectively (excluding the effect of goodwill amortization in 2001 and 2000 and the unusual items identified below). The downward trend in the effective tax rates was due primarily to an increased benefit from manufacturing in lower tax jurisdictions.

Income (Loss) and Diluted Earnings (Loss) per Share from Continuing Operations

Income and diluted earnings per share from continuing operations in 2002 increased to $4,447.2 million and $3.33 compared with $2,285.3 million and $1.72 for 2001, respectively. Loss and diluted loss per share from continuing operations in 2000 were $901.0 million and $0.69, respectively. Income (loss) from continuing operations for 2002, 2001 and 2000 included the following unusual items:

(Dollar amounts in millions except per share amounts)	Income (Loss) from Continuing Operations			Diluted Earnings (Loss) per Share from Continuing Operations		
Years Ended December 31,	2002	2001	2000	2002	2001	2000
Income from continuing operations before unusual items and including the dilutive effect of common stock equivalents (CSE)	$2,962.6	$2,900.3	$ 2,514.0	$ 2.22	$ 2.18	$ 1.90
Dilutive effect of CSE[1]	—	—	—	—	—	0.02
	$2,962.6	$2,900.3	$ 2,514.0	$ 2.22	$ 2.18	$ 1.92
Warner-Lambert Company termination fee	—	—	1,111.1	—	—	0.85
Gains related to Immunex/Amgen common stock transactions[2]	2,628.1	—	1,414.9	1.97	—	1.08
Redux and *Pondimin* diet drug litigation charges	(910.0)	(615.0)	(5,375.0)	(0.68)	(0.46)	(4.11)
Goodwill impairment	—	—	(341.0)	—	—	(0.26)
Special charges:						
Restructuring charge and related asset impairments	(233.5)	—	—	(0.18)	—	—
Voluntary market withdrawals	—	—	(52.0)	—	—	(0.04)
Product discontinuations	—	—	(173.0)	—	—	(0.13)
	$4,447.2	$2,285.3	$ (901.0)	$ 3.33	$ 1.72	$(0.69)

(1) The $0.02 per share benefit represents the impact on income from continuing operations of excluding the dilutive effect of CSE. 2001 diluted earnings per share from continuing operations of $2.18 includes the dilutive impact of CSE.

(2) The gains related to the Immunex/Amgen common stock transactions consist of the following:

- *$2,627.6 ($1,684.7 after-tax or $1.26 per share-diluted) recorded during the 2002 third quarter relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs.*
- *$1,454.6 ($943.4 after-tax or $0.71 per share-diluted) recorded during the 2002 fourth quarter relating to the gain on the sales of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses.*

For further details related to the items listed in the table above, refer to the discussion of "2002, 2001 and 2000 Unusual Transactions" herein.

On January 1, 2002, the Company adopted SFAS No. 142, which eliminated the amortization of goodwill. Excluding the after-tax goodwill amortization of $153.9 million or $0.12 per share-diluted from the 2001 results, as well as the 2002 and 2001 unusual items listed in the table above, income and diluted earnings per share from continuing operations in 2002 each decreased 3% to $2,962.6 million and $2.22, respectively, compared with $3,054.2 million and $2.30 in 2001, respectively. The decreases were due primarily to higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses, offset by lower selling, general and administrative expenses and higher other income, net.

The higher cost of goods sold, as a percentage of net revenue, is attributable to a change in product mix and the costs of addressing various manufacturing issues. The less profitable product mix was primarily a result of decreased sales of higher margin products, including the *Premarin* family and *Prevnar*, and higher sales of lower margin products such as *Protonix* and *ReFacto*. The lower selling, general and administrative expenses were due to cost-containment efforts. Higher other income, net was primarily a result of the Company completing the sale of certain of its assets relating to the generic human injectables product line, which resulted in a pre-tax gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted). In addition, the Company received proceeds from a settlement regarding price fixing by certain vitamin suppliers offset, in part, by lower equity income and the non-recurrence of income received in 2001 related to the divestiture of certain product rights.

Excluding all unusual items from the 2001 and 2000 results listed in the table above and including the $0.02 per share dilutive effect of common stock equivalents in the 2000 results, both income and diluted earnings per share from continuing operations in 2001 increased 15% compared with 2000. The increases were due primarily to higher U.S. pharmaceutical net revenue and higher other income, net offset, in part, by higher selling, general and administrative expenses, research and development expenses, and interest expense, net.

Discontinued Operations

On June 30, 2000, the Company announced that it had completed the sale of the Cyanamid Agricultural Products business to BASF Aktiengesellschaft (BASF). Under the terms of the definitive agreement, BASF paid the Company $3,800.0 million in cash and assumed certain debt. As a result, the Company recorded an after-tax loss on the sale of this business of $1,573.0 million or $1.20 per share-diluted and reflected this business as a discontinued operation beginning in the 2000 first quarter and restated all prior periods presented (see Note 2 to the consolidated financial statements).

Critical Accounting Policies and Estimates

The consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2002 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect the Company's consolidated financial statements.

- Rebates and sales incentives, which are deducted to arrive at net revenue, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. Rebates and sales incentives accruals, included in accrued expenses, are established at the later of a) the date at which the related revenue is recorded or b) the date at which the incentives are offered. The Company continually monitors the adequacy of the accruals by comparing the actual payments to the estimates used in establishing the accrual.
- The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business. These include allegations of injuries caused by drugs and other over-the-counter products, including *Pondimin, Redux, Dimetapp* and *Prempro*, among others. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. In assessing the estimated costs, the Company considers many factors, including past litigation experience, scientific evidence and the specifics of each matter. The Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers. Product liability accruals are not reduced for expected insurance recoveries.

  In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available.
- The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event the Company determines future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. As of December 31, 2002, valuation allowances have been established for certain environmental liabilities and operating accruals in certain foreign jurisdictions with little or no history of generating taxable income. In addition, the Company records deferred income taxes on foreign subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.
- As a result of the recent retraction in the global equity markets, the Company has experienced a significant reduction in the market value of assets held by the Company's pension plans. The Company's pension plans' assets also were decreased by the normal annual benefit payments, which historically have been offset by the positive actual return on plan assets. In order to mitigate the decline, the Company made contributions of $875.0 million to the U.S. pension plans in December 2002. Despite the contributions, the market value decline is expected to negatively impact pension expense in 2003. In addition, based on an annual internal study of actuarial assumptions, the expected long-term rate of return on plan assets has been decreased by 25 basis points to 9.00%, and the discount rate has been decreased by 50 basis points to 6.75%. As a result of these developments, the 2003 net periodic benefit cost for pensions is anticipated to be approximately $45.0 million to $55.0 million higher than in 2002.

The Company also has reviewed the principal actuarial assumptions relating to its other postretirement plans. In response to the recent increase in health care costs in the United States, the Company has kept the health care cost trend rate for 2002 and 2003 at 9.5%. This rate, ultimately, is expected to decrease to 5% for 2006 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, the Company believes that this trend rate appropriately reflects the trend aspects of the Company's postretirement plans as of December 31, 2002. As a result of the selection of the health care cost trend rate, the 2003 net periodic benefit cost for other postretirement benefits is anticipated to be approximately $15.0 million to $25.0 million higher than in 2002.

Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the Company's disclosure presented above.

The Company has not participated in, nor has created, any off-balance sheet financing or other off-balance sheet special purpose entities, other than operating leases. In addition, the Company has not entered into any derivative financial instruments for trading purposes and uses derivative financial instruments solely for managing its exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Liquidity, Financial Condition and Capital Resources

Cash and cash equivalents increased $1,198.9 million, while total debt decreased by $1,103.7 million in 2002, including the fair value change of the interest rate swaps. The activity of these cash flows during 2002 related primarily to the following items:

- Proceeds of $1,005.2 million received as partial consideration for the Company's Immunex shares in connection with the acquisition of Immunex by Amgen. The $1,005.2 million relates to the $4.50 per share the Company received for each Immunex share owned at closing. Additionally, the Company received 98,286,358 Amgen shares as additional consideration for the acquisition of Immunex. The Company sold 67,050,400 of these shares as of December 31, 2002, receiving proceeds of $3,250.8 million.
- Proceeds of $272.0 million due primarily to improved collections on outstanding accounts receivables.
- Net marketable securities proceeds of $296.7 million, proceeds from sales of assets of $798.3 million and proceeds from the exercise of stock options of $215.4 million.

These proceeds were partially offset by the following cash uses:

- Payments of $1,307.0 million related to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* litigation. These payments were financed primarily from borrowing activities. As discussed in Note 14 to the consolidated financial statements, during 1999, the Company announced a nationwide class action settlement to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Payments of $405.0 million were made to establish a security fund as required by the settlement. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities and additional commercial paper borrowings, as well as term debt financings and international earnings remitted back to the United States, if necessary.
- Capital expenditures of $1,931.9 million due primarily to new production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and the improvement of compliance of U.S. technical operations and product supply processes. The Company expects capital expenditures in 2003 to be slightly lower compared with 2002 spending levels.
- Dividends totaling $1,219.2 million consisting primarily of the Company's annual common stock dividend of $0.92 per share that provided the Company's stockholders with an approximate yield of 2.5%.
- Contributions to fund the Company's defined benefit pension plans totaling $909.6 million.
- An increase in inventories of $185.6 million primarily related to improved manufacturing output.
- Purchases of common stock for treasury of $113.9 million.

Total debt: At December 31, 2002, the Company had outstanding $8,350.9 million in total debt. The Company's total debt consisted of commercial paper of $3,787.1 million and notes payable and other debt of $4,563.8 million. Current debt at December 31, 2002, classified as *Loans payable*, consisted of:

- $787.1 million of commercial paper that is in excess of the $3,000.0 million credit facility and is supported by $3,946.9 million of cash, cash equivalents and marketable securities, and
- $17.8 million of other debt that is due within one year.

The portion of commercial paper outstanding at December 31, 2002 supported by the $3,000.0 million, 364-day credit facility was classified as *Long-term debt* since the Company intends, and has the ability, to refinance these obligations through the issuance of additional commercial paper or through the use of its $3,000.0 million credit facility.

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2002, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

In August 2002, following the July 31, 2002 termination of the Company's $1,000.0 million credit facility (originally a $2,000.0 million credit facility reduced to $1,000.0 million in March 2002), the Company obtained a new 364-day, $2,000.0 million credit facility. As a result of the proceeds received from the sales of the Company's Amgen common stock, the committed amount available under the facility was reduced to zero on December 30, 2002, and the facility was terminated.

In March 2003, the Company's $3,000.0 million credit facility matured. Concurrent with this maturity, the Company entered into new credit facilities totaling $2,700.0 million. These facilities are composed of a $1,350.0 million, 364-day credit facility and a $1,350.0 million three-year credit facility. The maturity date of any borrowings under the $1,350.0 million, 364-day credit facility that are outstanding upon its termination in March 2004 is extendible by the Company for an additional year. The credit facilities contain substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the matured facility.

On February 11, 2003, the Company issued $1,800.0 million of Notes. The issuance consisted of two tranches of Notes, each of which pay interest semiannually as follows:

- $300.0 million 4.125% Notes due March 1, 2008 with interest payments on March 1 and September 1
- $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments on March 15 and September 15

Previously, in March 2001, the Company issued three tranches of Notes in a transaction exempt from registration under the Securities Act, pursuant to Rule 144A, as follows:

- $500.0 million 5.875% Notes due March 15, 2004
- $1,000.0 million 6.25% Notes due March 15, 2006
- $1,500.0 million 6.70% Notes due March 15, 2011

The interest rate payable on each series of Notes described above is subject to an increase of 0.25 percentage points per level of downgrade in the Company's credit rating by Moody's or S&P. However, the total adjustment to the interest rate for the series of Notes cannot exceed two percentage points. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $12.0 million of additional annual interest expense for every 0.25 percentage point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes would be subject to a decrease of 0.25 percentage points for each level of credit rating increase. The interest rate payable for the series of Notes cannot be reduced below the original coupon rate of each series of Notes. In the case of the $300.0 million 4.125% Notes, the $1,500.0 million 5.25% Notes and $1,500.0 million 6.70% Notes, the interest rate in effect on March 15, 2006 for such Notes will, thereafter, become the effective interest rate until maturity on March 1, 2008, March 15, 2013 and March 15, 2011, respectively.

In addition to the Notes issued in February 2003 and March 2001, the Company has outstanding: $1,000.0 million 7.90% Notes due February 2005 and $250.0 million 7.25% debentures due March 2023.

As of December 31, 2002, the Company had net debt of $2,489.1 million which was calculated as total debt of $8,350.9 million reduced by liquid assets totaling $5,861.8 million which consisted of cash and cash equivalents, marketable securities, the fair value of the Amgen investment and the security fund deposit included in *Other assets including deferred taxes.*

As of December 31, 2002, the Company was in compliance with all debt covenants. In addition, the Company has not triggered any incremental contractual obligations in connection with its financial condition or results of operations.

The Company has a common stock repurchase program under which the Company is authorized, at December 31, 2002 to repurchase 4,492,460 additional shares in the future. Depending upon market conditions, among other things, the Company may make limited repurchases of its common stock to offset stock issuances in connection with exercises of stock options during 2003.

Management remains confident that cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company's operations, pay opt out settlement payments and fund the nationwide class action settlement relating to the *Redux* and *Pondimin* diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, including the amount already committed at December 31, 2002 of $823.7 million, and repay both the principal and interest on its outstanding obligations, without requiring the disposition of any significant strategic core assets or businesses.

The following chart discloses contractual cash obligations at December 31, 2002:

(In millions) Contractual Cash Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
Total debt	$8,350.9	$ 804.9	$4,524.4	$1,012.9	$2,008.[illegible]
Operating leases	391.1	89.7	133.3	107.8	60.[illegible]
Total contractual cash obligations	$8,742.0	$ 894.6	$4,657.7	$1,120.7	$2,069.[illegible]

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage the Company's exposure to non-performance on such instruments.

Foreign Currency Risk Management: The Company generates a portion of *Net revenue* from sales to customers located outside the United States, principally in Europe. International sales are generated mostly from international subsidiaries in the local countries with the sales typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

The Company has established programs to protect against adverse changes in exchange rates due to foreign currency volatility. The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's financial position, results of operations or cash flows due to the high concentration of sales in the United States. On January 1, 2002, 12 member countries of the European Union adopted the Euro as a new common legal currency. Collectively, these countries accounted for 11% of both 2002 and 2001 worldwide *Net revenue*. Additionally, the British Pound Sterling accounted for 5% of both 2002 and 2001 worldwide *Net revenue*.

Interest Rate Risk Management: The fair value of the Company's fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. The Company manages this exposure to interest rate changes primarily through the use of interest rate swaps and strives to maintain a fixed-to-variable ratio of approximately 1 to 1 on its net debt position, consistent with the Company's debt management philosophy.

At December 31, 2002, the notional/contract amounts, carrying values and fair values of the Company's financial instruments were as follows:

(In millions) Description	Notional/ Contract Amount	Carrying Value	Fair Value
		Assets (Liabilities)	
Forward contracts[1]	$ 697.9	$ 9.3	$ 9.3
Option contracts[1]	1,177.1	(12.2)	(12.2)
Interest rate swaps	1,500.0	200.8	200.8
Outstanding debt[2]	8,155.1	(8,350.9)	(8,471.8)

(1) If the value of the U.S. dollar were to increase or decrease by 10%, in relation to all hedged foreign currencies, the net receivable on the forward and option contracts would decrease or increase by approximately $87.6.

(2) If the interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would increase or decrease by approximately $193.3.

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of forward contracts and interest rate swaps reflects the present value of the future potential gain if settlement were to take place on December 31, 2002; the fair value of option contracts reflects the present value of future cash flows if the contracts were settled on December 31, 2002; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2002.

Certain Factors That May Affect Future Results

Prempro/Premarin–HRT Studies

Two subsets of the Women's Health Initiative (WHI) enrolled a total of 27,000 predominantly healthy postmenopausal women to assess the risks and benefits of either long-term estrogen replacement therapy (ERT) or long-term hormone replacement therapy (HRT). The primary endpoint of the WHI study was coronary heart disease, with invasive breast cancer as the primary adverse outcome studied. The HRT subset of the WHI study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (*Prempro*), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, increased risks of breast cancer and cardiovascular events exceeded the specified long-term benefits. The study observed an increased incidence of cardiovascular disease and, over time, breast cancer among women on HRT compared with those on placebo. The study also observed a reduction in the incidence of hip, vertebral and other osteoporotic fractures and of colon cancer among women on HRT compared with those on placebo. The study did not evaluate the use of HRT for the treatment of menopausal symptoms, the main indications of the product. These findings provide additional information about the risks of breast cancer and cardiovascular disease which were identified as potential adverse events in the labeling for the Company's HRT products. The labeling for *Prempro* and *Premarin* has been revised to reflect this additional information obtained from the WHI study.

As a result, sales of *Prempro* and other *Premarin* family products have been and will continue to be adversely affected even though the study subset that was terminated focused on the long-term use of *Prempro* and did not involve *Premarin* (ERT). Based on the most recent available market data, average weekly prescriptions written for *Prempro* and *Premarin* decreased approximately 60% and 30%, respectively, compared with the total weekly prescriptions written during the eight-week period preceding the termination of the study subset. *Prempro* sales (including *Premphase*) for the year ended December 31, 2002 represented approximately 4% of consolidated net revenue. Set forth below are individual product operating results for *Prempro/Premphase* and *Premarin* for the years ended December 31, 2002 and 2001.

The Company also has received two draft manuscripts for review concerning data from one arm of the Women's Health Initiative Memory Study (WHIMS). This arm of WHIMS evaluated the use of estrogen plus progestin therapy on the development of dementia and mild cognitive impairment in a subset of women age 65 and older from the WHI study. In contrast to previous work that suggested a beneficial effect on memory and cognition, the preliminary analyses of this arm of WHIMS suggest certain negative findings in a small percentage of the study participants. Participants in the study were at least 15 years older than the typical newly menopausal woman. The authors have not yet submitted either manuscript to a medical journal for peer review and publication. Such peer review is an essential next step that normally precedes publication of studies to enhance the reliability from a clinical and scientific perspective. The peer review process includes verification and additional analyses of the data as well as modifications and/or clarifications of conclusions. The Company respects this process and awaits its outcome to better understand this study and its context. Nevertheless, because there have been public reports about these preliminary data, the Company believes it is appropriate to disclose this information. Until the full review process has been completed, it is impossible to determine what impact these preliminary findings will have on the use of postmenopausal estrogen plus progestin products. As a result of earlier WHI findings and changes to product labeling, prescribing patterns have evolved. Most usage of hormone therapy is in newly menopausal women who are seeking relief of menopausal symptoms, with more than 90 percent of new prescriptions for these products written for women younger than 65 years of age. A separate study arm evaluating the effect of estrogen alone on cognitive function continues. The Company supports the appropriate use of hormone therapy and will work with the FDA and other regulatory bodies to determine what implications these studies have for labeling. Hormone therapy is not indicated for the prevention or treatment of dementia or mild cognitive impairment.

	Prempro/Premphase		*Premarin*	
	Year Ended December 31,		Year Ended December 31,	
(In millions)	2002	2001	2002	2001
Net revenue	$636.7	$887.9	$1,243.2	$1,185.6
Gross profit	546.3	762.9	1,132.1	1,080.8

Competition

The Company operates in the highly competitive pharmaceutical and consumer health care industries. *Premarin*, the Company's principal conjugated estrogens product manufactured from pregnant mare's urine, and related products *Prempro* and *Premphase* (which are single tablet combinations of the conjugated estrogens in *Premarin* and the progestin medroxyprogesterone acetate) are the leaders in their categories and contribute significantly to the Company's net revenue and results of operations. *Premarin*'s natural composition is not subject to patent protection (although *Prempro* has patent protection). The principal indications of *Premarin*, *Prempro* and *Premphase* are to manage the symptoms of menopause and to prevent osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. New products containing different estrogens and/or different progestins than those found in *Prempro* and *Premphase*, utilizing various forms of delivery and having one or more of the same indications, also have been introduced. Some companies have attempted to obtain approval for generic versions of *Premarin*. These products, if approved, would be routinely substitutable for *Premarin* and related products under many state laws and third-party insurance payer plans. In May 1997, the FDA announced that it would not approve certain synthetic estrogen products as generic equivalents of *Premarin* given known compositional differences between the active ingredient of these products and *Premarin*. Although the FDA has not approved any generic equivalent to *Premarin* to date, *Premarin* will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. At least one other company has announced that it is in the process of developing a generic version of *Premarin* from the same natural source, and the Company currently cannot predict the timing or outcome of these or any other efforts.

The marketing exclusivity for *Cordarone* I.V. ended on October 11, 2002, and, accordingly, sales of *Cordarone* I.V. materially decreased due to the introduction of generic products, several of which have been approved by the FDA. *Cordarone* I.V. had net sales of $265.2 million during the year ended December 31, 2002.

The Company received notification from Teva Pharmaceuticals, USA (Teva) that it has filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market generic 37.5 mg, 75 mg and 150 mg venlafaxine extended release capsules, which is the generic name for the Company's product, *Effexor* XR. Teva asserts that certain of the Company's patents relating to venlafaxine extended release capsules, which expire in 2013 and 2017, are either invalid or not infringed. Teva did not make any allegations as to the Company's patent covering venlafaxine itself, which expires in June 2008. The Company intends to vigorously enforce and defend the patents at issue.

The Company also has been informed that Cobalt Pharmaceuticals, Inc. (Cobalt) has filed an ANDA with the FDA pertaining to ramipril, the generic name for *Altace,* which the Company co-promotes with King Pharmaceuticals, Inc. (King). The allegations in Cobalt's notice relate to a composition of matter patent for ramipril, which does not expire until October 2008. The allegations do not relate to a second patent covering ramipril, which expires in January 2005. Cobalt has stated that it is not seeking FDA approval until this second patent expires in January 2005. The Company has been informed that King and Aventis, which owns the pertinent patent, intend to vigorously enforce and defend this patent.

Product Supply

Enbrel Supply

Market demand for *Enbrel* is strong; however the sales growth had been constrained by limits on the existing source of supply. In December 2002, the retrofitted Rhode Island facility owned by Amgen was completed, and manufacturing production was approved by the FDA. Consequently, manufacturing capacity for *Enbrel* will significantly increase in 2003. Market demand is expected to continue to grow, and additional manufacturing supply is projected to be required. In April 2002, Immunex (prior to being acquired by Amgen) announced it entered into a manufacturing agreement with Genentech, Inc. to produce *Enbrel* beginning in 2004, subject to FDA approval. The current plan for the longer term includes an additional manufacturing facility, which is being constructed by the Company in Ireland and expansion of the Rhode Island facility, both of which are expected to be completed during 2005.

Premarin Supply

The Company continues to experience inconsistent results on dissolution testing of certain dosage forms of *Premarin* and is working with the FDA to resolve this issue. Until this issue is resolved, supply shortages of one or more dosage strengths may continue to occur. Although these shortages may adversely affect *Premarin* sales in one or more accounting periods, the Company believes that, as a result of current inventory levels and the Company's enhanced process controls, testing protocols and the ongoing formulation improvement project, as well as reduced demand (see also "*Prempro/Premarin*–HRT Studies"), overall *Premarin* family sales will not be significantly impacted by the dissolution issues.

Prevnar Supply

Sales of *Prevnar* have been affected by manufacturing-related constraints on product availability. The Company is continuing to implement manufacturing improvements and has allocated additional personnel and equipment to increase the production of *Prevnar*. Additional manufacturing capacity, principally in fill/finish capacity, also will become available in 2003 and beyond. While the Company's efforts are expected to significantly increase the available supply for the market in 2003, the manufacturing processes for this product are very complex, and there can be no assurance that unanticipated manufacturing-related difficulties will not constrain *Prevnar* sales in 2003 or beyond.

Litigation and Contingent Liabilities

The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business, the most significant of which are described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, as well as in the 2002 Annual Report on Form 10-K, which will be filed by March 31, 2003. These include allegations of injuries caused by drugs, vaccines and over-the-counter products, including *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen"), *Redux*, *Dimetapp* and *Prempro*, among others. In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund.

The estimated costs that the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. In addition, the Company is self-insured against ordinary product liability risks and has liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers. It is the opinion of the Company that any potential liability that might exceed amounts already accrued will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

Cautionary Statements Regarding Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report, including management's discussion and analysis set forth herein, as well as our quarterly and special reports, proxy statements and other information filed with the Securities and Exchange Commission and other written or oral statements made by us or on our behalf may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. These forward-looking statements can be identified by their use of words such as "anticipates," "expects," "is confident," "plans," "could," "will," "believes," "estimates," "forecasts," "projects" and other words of similar meaning. These forward-looking statements address various matters, including:

- our anticipated results of operations, liquidity position, financial condition and capital resources;
- the benefits that we expect will result from our business activities and certain transactions we announced or completed, such as increased revenues, decreased expenses, and avoided expenses and expenditures;
- statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts;
- the future impact of presently known trends, including those with respect to product performance and competition;
- anticipated developments related to *Prevnar* sales; *Prempro/Premarin* performance; competitor ANDA filings for *Effexor* XR and *Altace*; and *Enbrel, Premarin* and *Prevnar* product supply; and
- expectations regarding the impact of potential litigation relating to *Prempro*; the nationwide class action settlement relating to *Redux* and *Pondimin*; and additional litigation charges related to *Redux* and *Pondimin*, including those for opt outs from the national settlement.

All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by us in those statements. Accordingly, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Additionally, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Directors and Officers

Board of Directors

Robert Essner [1]
Chairman, President and Chief Executive Officer

Clifford L. Alexander, Jr. [2,4]
President, Alexander & Associates, Inc.

Frank A. Bennack, Jr. [1,3,5]
Vice Chairman
The Hearst Corporation

Richard L. Carrión [3,5]
Chairman, President and Chief Executive Officer, Popular, Inc. and Banco Popular de Puerto Rico

John D. Feerick [2,3]
Professor of Law, Fordham University School of Law

John P. Mascotte [2,3,5]
Retired President and Chief Executive Officer, Blue Cross and Blue Shield of Kansas City, Inc.

Mary Lake Polan, M.D., Ph.D., M.P.H. [2,4]
Chairman and Professor, Department of Gynecology and Obstetrics, Stanford University School of Medicine

Ivan G. Seidenberg [1,4,5]
President and Chief Executive Officer, Verizon Communications, Inc.

Walter V. Shipley [3,5]
Retired Chairman of the Board, The Chase Manhattan Corporation

John R. Torell III [2,4]
Partner
Core Capital Group

Director Emeritus

John W. Culligan
Retired–Former Chairman of the Board

Principal Corporate Officers

Robert Essner [6,7,8,9,10]
Chairman, President and Chief Executive Officer

Louis L. Hoynes, Jr. [6,7,8,9,10]
Executive Vice President and General Counsel

Kenneth J. Martin [6,7,8,9,10]
Executive Vice President and Chief Financial Officer

Bernard J. Poussot [6,7,8,9]
Executive Vice President

Joseph M. Mahady [6,8]
Senior Vice President

Robert R. Ruffolo, Jr., Ph.D. [6,7,8,9]
Senior Vice President

Lawrence V. Stein [7,8]
Senior Vice President and Deputy General Counsel

Egon E. Berg
Vice President–Intellectual Property and Associate General Counsel

Bruce Fadem
Vice President–Corporate Information Services and Chief Information Officer

Leo C. Jardot
Vice President–Government Relations

Paul J. Jones [7,8]
Vice President and Comptroller

John C. Kelly
Vice President–Finance Operations

René R. Lewin [6,7,8,9,10]
Vice President–Human Resources

David A. Manspeizer
Vice President–Intellectual Property and Associate General Counsel

Jack M. O'Connor [9,10]
Vice President and Treasurer

Marily H. Rhudy [6,8]
Vice President–Public Affairs

Jeffrey S. Sherman
Vice President and Associate General Counsel

Steven A. Tasher [7]
Vice President–Environmental Affairs and Facilities Operations, and Associate General Counsel

Justin R. Victoria
Vice President–Investor Relations

Mary Katherine Wold [9,10]
Vice President–Taxes

Eileen M. Lach
Secretary and Associate General Counsel–International

Principal Division and Subsidiary Officers

Fort Dodge Animal Health Division
E. Thomas Corcoran [6,8,9]
President

Specialty Pharmaceuticals Division
David G. Strunce
President

Wyeth Consumer Healthcare
Ulf Wiinberg [6,7,8,9]
President

Wyeth Consumer Healthcare U.S.
Douglas A. Rogers [8]
President

Wyeth Pharmaceuticals
Bernard J. Poussot [6,7,8,9]
President

Wyeth Pharmaceuticals–North America
Joseph M. Mahady [6,8]
President

Wyeth Pharmaceuticals–International
Robert N. Power [6,8]
President

Wyeth Pharmaceuticals–Europe/Middle East/Africa
Mark M. Larsen [8]
President

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D. [6,7,8,9]
President

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Management Committee
7 Law/Regulatory Review Committee
8 Operations Committee
9 Human Resources and Benefits Committee
10 Retirement Committee

Corporate Data

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

Stock Trading Information

Wyeth stock is listed on the
New York Stock Exchange (ticker symbol: WYE).

Independent Accountants

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, April 24, 2003 at the Headquarters Plaza Hotel in Morristown, New Jersey.

Stockholder Account Information

The Bank of New York is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, NY 10286
(800) 565-2067 (Inside the United States and Canada)
(610) 312-5303 (Outside the United States and Canada)
For the hearing impaired: (888) 269-5221 (TDD)
Via e-mail: shareowner-svcs@bankofny.com
Internet address: www.stockbny.com

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York.

Reports Available

A copy of the Company's Annual Report on Form 10-K may be obtained by any stockholder without charge through The Bank of New York. Additionally, a copy of this Annual Report can be accessed on our website at www.wyeth.com.

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation, status as a Vietnam-era veteran or a special disabled veteran, or any military uniformed services obligation.

Environmental Health and Safety Policy

Copies of the Company's "Environmental Health and Safety Policy" and "2002 Environmental and Safety Report" may be obtained upon written request to:
Wyeth
Department of Environment and Safety
Five Giralda Farms
Madison, NJ 07940

Wyeth on the Internet

Wyeth's Internet address is:
www.wyeth.com

Trademarks

Product designations appearing in differentiated type are trademarks.

Design: Arnold Saks Associates
Major Photography: Mark Tuschman
Text: Fulton Communications

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation by linking pharmaceutical, biotech and vaccine technologies
- Making quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating the best people
- Continually growing and improving our business

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and an environment of mutual respect for our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940



John Kao, Ph.D., D.A.B.T., created leading-edge in vitro and molecular technologies that improved the drug development process by supplying more comprehensive data on drug metabolism and drug interactions. These technologies are giving Wyeth scientists the information they need to better evaluate potential new drugs for safety and efficacy.